May 13, 2009

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Trust Corporation

Form 10-K for the Fiscal Year ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Fiscal Quarter ended March 31, 2009

Filed April 24, 2009

File No. 0-05965

Dear Mr. Nolan,

We have reviewed your letter of April 29, 2009, commenting on certain disclosures made by Northern Trust Corporation (“Northern Trust” or “Corporation”) in its Form 10-K for the fiscal year ended December 31, 2008 and its Form 10-Q for the fiscal quarter ended March 31, 2009. The following are the responses of Northern Trust to the comments of the Securities and Exchange Commission (the “Commission”) staff.

In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below each comment in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Personal Financial Services - Net Interest Income, page 35

1.	Tell us in greater detail the nature of the “changes to the management accounting system methodologies relating to the application of funds transfer pricing and the allocation of capital” which impacted the amount of net interest income recorded during 2008.

Response: In conjunction with a wider initiative to modernize Northern Trust’s systems corporate-wide, a new Management Reporting (MR) system was implemented across Northern Trust during 2008. In connection with this implementation, a comprehensive assessment of all internal allocation methodologies was conducted in order to standardize the methodologies across the Corporation. Best

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

practices from across the industry were evaluated and implemented where appropriate. Of the changes resulting from this assessment, changes in Funds Transfer Pricing (FTP) and capital allocation methodologies had the greatest impact on the allocation of Net Interest Income among business units. None of the changes impacted consolidated financial results.

FTP rates are now applied consistently across the Corporation depending upon the characteristics of the underlying instrument. The FTP methodology implemented draws from Multiple Pool and Match Funding approaches. The Multiple Pool approach is utilized for non-contractual maturing instruments and FTP rates are assigned based upon expected maturity and repricing characteristics. The Match Funding approach is used for instruments with known contractual maturities. These instruments are assigned an FTP rate based upon their specific cash flows, optionality and repricing characteristics. Previously, FTP was not utilized corporate-wide, as the results for certain subsidiaries and affiliates were based on legal book reporting.

The capital allocation methodology was also enhanced in 2008 as part of these efforts. The new, more comprehensive methodology is based on the assignment of economic capital (Credit, Market, and Operational) in line with Basel II guidelines at the instrument level. As a result of the change in methodology, the Personal Financial Services business unit was allocated less capital than reported in previous periods, resulting in a decline in the corresponding net interest income. Previously, capital was allocated based on Basel I risk-based capital guidelines.

Management, including the chief operating decision maker, and the Board of Directors rely on the new allocation methodologies to provide a consistent approach across the Corporation to evaluate business unit performance.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Risk Management - Provision and Reserve for Credit Losses, page 53

2.	Tell us in greater detail how the allowance for loan loss methodology, in 2008, was modified to better align loss reserves with the related credit risk. In your response, address more specifically how this methodology differs from the methodology utilized in previous periods.

Response: Northern Trust has an established process to review, on at least an annual basis, the process employed to evaluate the adequacy of the reserve for credit losses, to confirm that the process continues to be consistent with generally accepted accounting principles (GAAP) and SEC Staff Accounting Bulletin No. 102 (SAB 102) and continues to be appropriate in light of the nature of Northern Trust’s credit portfolio. Northern Trust’s most recent review confirmed the consistency of the process with GAAP and SAB 102. However, certain modifications were identified which were considered appropriate in order to provide for increased alignment of loss reserves with the related credit risk. Disclosure of these modifications was provided in the Corporation’s 2008 Annual Report to Shareholders in the “Risk Management – Provision and Reserve for Credit Losses” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 54 as follows:

“Effective in 2008, the methodology used to determine the qualitative element of the inherent reserve was modified to provide for the assignment of reserves to loan and lease credit exposures aggregated by shared risk characteristics to better align the reserves with the related credit risk. Previously, this element of the inherent reserve was associated with the credit portfolio as a whole and was referred to as the unallocated inherent reserve.”

Under the previous methodology, Northern Trust’s reserve for credit losses was comprised of three components: a specific reserve, an allocated inherent reserve, and an unallocated inherent reserve. The specific component of the reserve is unchanged under the modified methodology and is determined on a loan-by-loan basis in connection with the regular review of impaired loans and potential charge-offs. Specific reserves are based on a loan’s current book value compared with the present value of its projected future cash flows, collateral value or market value, as appropriate for the particular loan. The allocated portion of the inherent reserve was based on management’s review of historical charge-off experience as well as its judgment regarding the performance of loans in each credit rating category over a

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

period of time that management determined adequate to reflect longer-term economic trends. The unallocated portion of the inherent reserve reflected management’s review of other factors affecting the determination of probable inherent losses which were not necessarily captured by the application of historical loss ratios or associated with a specific credit, including management’s subjective evaluation of economic and business conditions, portfolio volume and concentration, and changes in the character and size of the loan portfolio.

Under the modified methodology, the unallocated inherent reserve was eliminated and the “qualitative” factors previously associated with the unallocated reserve are now assessed, by specific loan segment, within a single inherent reserve and applied as adjustments to the historical loss factors for the respective loan segments. For example, the impact on reserves for changes in economic or business conditions is now assessed relative to the specific loan segments impacted.

Additionally, under the modified methodology, portfolio credit rating attributes and their impact on the reserve requirement are evaluated by each specific loan segment. Under the prior methodology, the reserve requirement related to credit rating attributes, specifically those for classified loans, was assessed for each classified asset group in total. The modified methodology also provides for increased segregation of the credit portfolio by product type. For example, where under the previous methodology reserve requirements were assessed by major loan type, such as commercial loans or personal loans, under the revised methodology each loan segment is further segregated by the collateral dependency of the loan type, and reserve requirements are assessed at that level. For example, commercial loans are segregated into unsecured loans, loans secured by marketable securities, and loans secured by other collateral.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Notes to Consolidated Financial Statements

Note 4 - Securities

Auction Rate Securities Purchase Program, page 72

3.	We note the repurchase of auction rate securities (i.e, ARS’) during the 4th quarter of fiscal 2008 under a self-initiated program. Tell us and disclose in future filings, the dollar amount of ARS’ repurchased under this program. While we note you disclose that you believe these purchases were substantially complete in the fourth quarter, please disclose in future filings the specific nature, terms and business purpose(s) should they become material in any future period.

Response: Northern Trust’s purchases at par value of certain illiquid auction rate securities held for clients under investment discretion or that were acquired by clients from Northern Trust’s affiliated broker/dealer were initiated in the fourth quarter of fiscal 2008 and, with the exception of one security, were completed in the first quarter of fiscal 2009. In connection with this program, auction rate securities with a total par value of $572.3 million have been purchased from clients. Securities with a par value of $518.3 million were purchased in the fourth quarter of 2008. In the first quarter of 2009, securities with a total par value of $54.0 million were purchased. We expect to purchase the final security, with a par value of $.5 million, in the second quarter of 2009. In response to the Commission staff’s comment, in future Form 10-K and 10-Q filings that include discussion of the client related auction rate securities purchases, Northern Trust will include the total amount of auction rate securities purchased under the program. In addition, the amortized cost and fair value of these securities will continue to be disclosed as a separate component of the securities portfolio.

Although the auction rate securities purchase program is now completed, should subsequent asset purchases from clients of a material nature occur in future periods, we will disclose the specific nature, terms and business purpose(s) of such purchases.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Securities with Unrealized Losses, page 73

4.	Regarding the available for sale asset-backed securities which have been in an unrealized loss position for more than 12 months, please address the following:

This information should take into consideration the quarterly period ended March 31, 2009.

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Provide us with your OTTI analysis of these securities that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically identify those securities considered below investment grade at year-end. Additionally, tell us if you considered all available evidence, including information received after year-end, affecting the projected cash flows as of the period end (rating agency downgrades subsequent to year-end);

Response: Appendix 1 to this response includes a listing of asset-backed securities in an unrealized loss position for more than 12 months as of December 31, 2008 or as of March 31, 2009. This listing highlights those securities at the respective dates which were considered to be below investment grade. Appendix 2 to this response includes Northern Trust’s other-than-temporary impairment (OTTI) analysis for asset-backed securities which had been in an unrealized loss position for more than 12 months as of December 31, 2008 or as of March 31, 2009 and other securities which met the specific criteria of Northern Trust’s Investment Security Impairment Policy (provided as Appendix 3 to this response). It should be noted that a detailed analysis for each security in this category was not performed, consistent with our Investment Security Impairment Policy which states that a further detailed analysis is only performed for securities where the fair value is below 90% of cost for a period of six months or more, unless there are other factors which might warrant such an analysis. Some securities in an unrealized loss position for more than 12 months at December 31, 2008 or at March 31, 2009, had a fair value above 90% of cost for at least one period within the last 6 months and other factors were not present for the securities which would warrant further analysis; therefore, further analysis was not performed for these securities.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

In the event that our Investment Security Impairment Policy requires that a detailed analysis be performed, Northern Trust uses judgment in reviewing the specific facts and circumstances of individual securities and uses estimates and assumptions of expected default rates, loss severity and prepayment speeds to determine expected loss in its evaluation of OTTI. Both proprietary and third-party models are used to analyze the underlying collateral of asset-backed securities and the future cash flows generated by the collateral to determine whether a security’s performance supports a conclusion that all payments of principal and interest will be made as contractually required and that a realizable value equal to or greater than the carrying value of the investment exists.

Northern Trust performs cash flow analyses by developing multiple scenarios in order to create reasonable forecasts of each security’s future performance using available data, including servicers’ loan charge-off patterns, prepayment speeds, annualized default rates, each deal’s current delinquency pipeline, the delinquency pipeline’s growth rate, loan loss severities and historical performance of like collateral, along with Northern Trust’s outlook for the housing market and the overall economy. Scenarios include a stress case as well as a scenario creating a $1 principal loss (First Loss Forecast). Prepayment speeds and loss severities are influenced by the current environment. While default rates applied to each security are derived using the factors listed above. These scenarios are modified as is warranted based on updated data or changes to management’s outlook.

Forecast scenarios are compared each period to actual deal performance and adjusted as needed to reflect a forecast which is most consistent with actual loan charge-off patterns, delinquency pipeline, delinquency growth rate, loan loss severity and historical performance of the underlying collateral.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Credit monitoring of residential mortgage-backed securities positions with credit enhancement from monoline insurance policies involves forecasting future investment cash flows in the same manner as described above for uninsured positions. However, potential principal losses generated under forecast scenarios are covered by the monoline insurance policy. Northern Trust’s analysis takes into account management’s expectation as to the insurer’s ability and intent to continue to pay claims on the securities they have insured.

In reviewing the assumptions used in the analyses above, Northern Trust compares assumptions used for loan charge-off patterns, delinquency pipeline, delinquency growth rate, loan loss severity, outlook for the housing market and the overall economy to those published by rating agencies and dealer research groups. This comparison is done to ensure that the internal assumptions used are consistent with those of the broader market, to the extent Northern Trust would expect after accounting for potential collateral performance/quality differences. Often it is not possible, or would cause Northern Trust to incur significant incremental cost and effort, to obtain information from third parties as to how the rating agency models are applied at the individual deal level or to understand how rating agencies apply default/severity curves over time. Consequently, internal assumptions are often relied upon more heavily than those of third-party industry sources. In all cases, however, all available external information is reviewed and compared to internal assumptions and any differences are evaluated. If warranted, internal models are then adjusted.

The internal cash flow analysis is the primary evidence on which Northern Trust relies to support a realizable value equal to or greater than the carrying value of the investment. That said, any and all available relevant information regarding a particular security is considered in management’s assessment as to recoverability. This information includes, but is not limited to, any available binding broker quotes for the particular security, rating agency downgrades prior to or subsequent to period-end, issuer specific information as far as their near term prospects, changes in laws, regulations or government actions impacting the issuer and forecasts of economic and market or industry trends. It should be noted that for the securities in an unrealized loss position for more than 12 months at the two dates requested, there was no data of any significance that came to light subsequent to period-end and prior to the financial statement filing date which was required to be considered in the judgments made at the financial statement reporting date.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Based on the analysis discussed above, if the modeling, together with any and all available other information, were to have indicated a principal loss, the security would have been deemed OTTI, which would have resulted in an OTTI charge being recorded through the consolidated statements of operations and comprehensive income and the security not being in an unrealized loss position at period-end. Alternatively, if the modeling were to indicate no projected loss on the security, the security would have been deemed to have a realizable value equal to or greater than the carrying value of the security. These asset-backed securities would not be considered OTTI as of period-end as long as Northern Trust has the ability and intent to hold these securities to recovery which may be maturity.

•	Explain the reasons for the fair value declines and tell us how you considered this information in your impairment analysis.

Response: The unrealized losses on these investments were caused by widening risk premiums and liquidity spreads through 2008. Due to additional liquidity contraction experienced in the capital markets in early 2009, along with large scale rating agency downgrades, spreads continued to widen sharply in early 2009, causing an increase in unrealized losses in this sector as of March 31, 2009, compared with December 31, 2008. Unrealized losses in these securities are also impacted by the remaining time to maturity of an investment. Assuming no credit related factors exist, as investments near maturity the unrealized losses are expected to diminish.

Fair values are considered in our impairment analysis as the implied yields are reviewed and compared to the expected cash flows calculated as discussed above. Throughout the impairment review process, all estimates and assumptions related to future cash flows on a security are continuously compared to the fair value in order to ensure that the implied yield does not require an adjustment to our internal projections. In all cases as of December 31, 2008 and March 31, 2009, fair values were considered to be unusually depressed due to liquidity contraction, widening credit spreads and overall market dislocation; therefore, these fair values and implied yields were not deemed to be indicative of ultimate cash flows on these securities if they were to be held to maturity.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

•	Tell us the specific authoritative literature you used to support your accounting treatment.

Response: For all investment securities, Northern Trust evaluates OTTI in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities; SEC Staff Accounting Bulletin (SAB) Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities; and FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Additionally, Northern Trust considered EITF 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets and FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Note 14 - Stockholders’ Equity

U.S. Treasury Capital Purchase Plan, page 78

5.	Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

•	How you determined the fair value of the preferred stock and the common stock warrants;

•	The market rate (discount rate) used when deriving the fair value of the preferred stock; and

•	The methodology and assumptions used to calculate the fair value of the common stock warrants.

Response: In response to the Commission staff’s comment, Northern Trust will revise its future filings to include the following discussion of the methodology and assumptions used to determine the fair values of the preferred stock and the warrant issued to the U.S. Treasury:

The fair value of the U.S. Department of the Treasury’s (U.S. Treasury) preferred stock was determined through the use of a discounted cash flow model. The model incorporated projected cash flows over management’s estimate of a five year life of the preferred stock and an assumed market yield of 12%.

The fair value of the common stock warrant was determined through the use of a Black-Scholes valuation model. In addition to the market price of Northern Trust’s common stock at the date of the warrant’s issuance, the model utilized an expected term of ten years, consistent with the term of the warrant, an estimated yield of 2.19% from dividends paid on the Corporation’s stock over the expected term of the warrant, which reflects the Corporation’s strong capital position and the restrictions on its ability to increase the dividend rate as a result of the Corporation’s participation in the U.S. Treasury’s Troubled Asset Relief Program’s Capital Purchase Program, the historical volatility of Northern Trust’s stock price over the most recent ten-year term of 36.06%, and a risk free interest rate of 3.98% based on a ten-year swap rate to maturity at the time of the warrant’s issuance.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Note 21 - Income Taxes, page 82

6.	We note your disclosures related to certain structured leveraged lease transactions, the August 2008 IRS’ settlement offer, and your decision not to accept this offer. We also note that based upon this settlement offer, you have revised your estimates regarding the likely outcome of leveraged leasing tax positions and specifically this includes an increase in taxes over the life of certain of the leveraged leases. Please address the following:

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We note that the amount included in unrecognized tax benefits related to leveraged leasing increased to $292 million as of December 31, 2008, however we are unclear how this settlement offer specifically changed this estimate and other related estimates detailed in this footnote for 2008;

Response: Approximately $277 million of the amount included in unrecognized tax benefits at December 31, 2008 related to tax deductions taken in prior periods whose deductibility is certain, but whose timing is being challenged by the IRS. When determining the amount of these tax deductions to include as unrecognized tax benefits, FIN 48 requires management to evaluate all available information to estimate how this matter will ultimately be resolved with the IRS. Although management did not accept the IRS settlement offer, the offer provided new information for management to consider when evaluating its estimate. Accordingly, management’s estimates include assumptions about the timing and amount of any potential accelerated tax payments to the IRS under a potential settlement scenario. In light of the information from the settlement offer as well as earlier considerations of recent court decisions in similar cases outside the Corporation’s judicial circuit, management revised its FIN 48 assumptions to better align with the IRS settlement offer terms. This resulted in an increase to our estimate of the amount of tax payments that would be accelerated upon the eventual resolution of this matter with the IRS from $208 million at December 31, 2007 to $277 million at December 31, 2008. Because Northern Trust had previously established deferred tax liabilities related to these tax deductions in accordance with SFAS 109, the IRS proposed disallowance of accelerated deductions resulted in a transfer of these amounts to current taxes payable only and did not affect net income, except for related interest and penalties.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

The remaining $15 million increase in unrecognized tax benefits during 2008 related to a potential increase in taxes over the life of Ownership Foreign Sales Corporation (OFSC) leases, a subset of the leases the IRS is challenging. Tax law previously allowed entities to exclude a portion of the income generated by these leases from federal income taxation. Although the tax law was repealed in 2006, leases already existing at the date of the repeal were grandfathered and continued to benefit from the income exclusion. However, as the IRS settlement offer did not appear to allow for these income exclusions, management again decided to align our FIN 48 assumptions with the IRS settlement offer terms, resulting in an increase to our reserves for unrecognized tax benefits and the related interest and penalties related to these leases.

As of December 31, 2008 and 2007, Northern Trust’s liability for the potential payment of interest and penalties totaled $83.2 million and $46.3 million net of tax, respectively, and primarily related to the leasing related matters discussed above.

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Tell us whether you believe it is “more likely than not” that your position will be sustained in any potential future appeal, if applicable, based upon IRS’ recent settlement offer and previously successful challenges of these transactions. Further explain how your decision not to accept the settlement offer impacted your decision making process in this area. Additionally, please tell us how your facts and circumstances are different from the IRS’ ruling (if true) or why you believe your current accounting treatment is correct; and

•	Please reference consideration given to guidance in SFAS 109, FIN 48 and other authoritative literature as necessary in your response to support your accounting.

Response: The evaluation of a tax position in accordance with FIN 48 is a two-step process. In the first step, an enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Our decision not to accept the settlement offer did not affect our decision making process related to this first step. In evaluating the uncertainty of the $277 million of timing related tax benefits, Northern Trust concluded that the tax position supporting these deductions met the “more likely than not” recognition threshold in FIN 48 as management believes it is highly certain that the $277 million will ultimately be

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

deductible. This conclusion was further supported by the IRS settlement offer and previously successful IRS challenges in which it challenged only the timing of such deductions and not their ultimate deductibility. In evaluating the uncertainty of the $15 million of OFSC related tax benefits, management also concluded that its tax positions supporting these deductions met the “more likely than not” recognition threshold. In addition to the technical merits underlying the deductions, this conclusion was based partly upon the facts that the IRS has never successfully challenged these deductions and that the related income exclusions were specifically provided for in enacted tax law. Our decision not to accept the settlement offer did affect our evaluation of these tax positions under the FIN 48 measurement. In this second step an entity is required to further evaluate tax positions that meet the “more likely than not” recognition threshold to measure the amount of tax benefits to include as FIN 48 unrecognized tax benefits. As noted above, the settlement offer resulted in Northern Trust aligning our measurement related assumptions with the IRS settlement offer.

As disclosed in our Form 10-Q for the fiscal quarter ended March 31, 2009, Northern Trust is currently holding preliminary discussions with the IRS with respect to these transactions that may result in a settlement agreement. Pending an equitable resolution of the tax settlement discussions, Northern Trust will continue to defend its position on the tax treatment of these leases vigorously.

Northern Trust believes its current accounting treatment is in accordance with SFAS 109 and FIN 48 and incorporates management’s best estimates regarding the eventual resolution of this matter with the IRS.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Note 26 - Derivative Financial Instruments

Risk Management Derivative Instruments - Not Designated as Hedges, page 94

7.	Please revise your disclosures in future filings to provide the following additional disclosures required by paragraph 5 of FSP-SFAS 133-1 and FIN 45-4 as it relates to your credit default swaps:

•	The nature of the credit derivative;

•	The maximum potential amount of future payments (even if likelihood of payment is remote); and

•	The nature of any recourse provisions or collateral.

Response:

Northern Trust has never engaged in the sale of credit default swap contracts. Northern Trust enters into credit default swap contracts as a risk management instrument for select credit related exposures, as further described in Footnote 26 “Derivative Financial Instruments” on page 92 of the 2008 Annual Report, reproduced below.

Credit Default Swap Contracts are agreements to transfer credit default risk from one party to another in exchange for a fee. Northern Trust enters into credit default swaps with outside counterparties where the counterparty agrees to assume the underlying credit exposure of a specific Northern Trust commercial loan or commitment.

We understand the disclosures required under paragraph 5 of FSP-SFAS 133-1 and FIN 45-4 to be applicable only to sellers of credit derivatives. As Northern Trust currently restricts its activities to the purchase of credit derivatives for risk management purposes, these disclosures were not included within our filings.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Note 28 - Variable Interest Entities, page 95

8.	We note that during 2008, although not obligated to do so, the Corporation decided to take certain actions to provide support under both the Capital Support Agreements and for the securities lending clients. Please tell us and revise your future filings to provide the following additional information:

•	Explain in more detail the certain actions that were taken and why the actions were taken if you were not obligated to take such actions; and

Response:

Background on Capital Support Agreements (CSAs):

Certain Registered Investment Companies, Undertakings for the Collective Investment of Transferable Securities and other unregistered short-term investment pools in which various clients of Northern Trust were investors (the Original 8 Funds) held notes and other instruments issued by Whistlejacket Capital LLC and / or White Pine Finance LLC, structured investment vehicles that were downgraded by rating agencies in early 2008. In February 2008, the Corporation entered into Capital Support Agreements (CSAs) with the Original 8 Funds which, by their original terms, were to expire on July 31, 2008. In July 2008, the Corporation extended the termination dates of the CSAs through February 2009 with all other significant terms, including maximum contribution limits, remaining unchanged. In September 2008, the Corporation increased the maximum contribution limits under the original CSAs and entered into a CSA with one additional fund and amended an existing CSA with another fund, both of which held asset-backed securities whose values had been adversely impacted by widening risk premiums and liquidity spreads and significant rating agency downgrades (the additional fund and the 8 Original Funds hereafter referred to as the Funds). The Corporation entered into the CSAs in order to assist each Fund in maintaining a net asset value (NAV) of $1.00, in order to provide stability to the Funds and investors in the Funds whose investments were adversely impacted by the rating downgrades and overall market conditions. The CSAs also allowed the registered funds to hold assets that had fallen to below investment grade, thus avoiding a forced sale in an inactive market.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Under the current terms of the CSAs, the Corporation would be required to contribute capital to the Funds, not to exceed $550 million in the aggregate and for no consideration, should certain loss events occur with respect to the covered assets of the particular Fund.

Background on securities lending client support:

Also in 2008, Northern Trust took actions in support of its clients who participated in the securities lending program managed by Northern Trust. Clients choose to lend their securities within this program and in exchange for borrowed securities, borrowers must provide collateral. Collateral received from borrowers is held in collateral pools (Pools) selected by the clients and the cash collateral portion of such Pools is reinvested on behalf of clients pursuant to the investment objectives of the selected Pools. All but one of the Pools are designed as constant dollar NAV Pools.

The financial market crisis experienced in 2008 placed strain on the market-to-book ratio of the cash reinvestment portion of the Pools and Northern Trust declared a collateral deficiency in five constant dollar NAV Pools in September 2008 in accordance with the terms of the securities lending program. This action resulted in participants in these Pools being assessed an amount, payable to the Pools, necessary to bring the NAVs of the affected Pools to $1.00. Subsequently, Northern Trust determined it appropriate to make up a portion of the assessed collateral deficiency to securities lending clients whose cash collateral was invested in these five Pools through a cash payment to these clients.

Reasons actions were taken despite not being required:

The Corporation was not obligated to enter into the CSAs or to make up a portion of the collateral deficiency for the impacted securities lending program clients but did so to preserve the marketability of these investment management products and to sustain client relationships during a tumultuous market environment.

•	Explain how you determined the amount of the charges that were incurred under each of these arrangements.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Response: The estimated fair value of the Corporation’s liability under each of the CSAs is based on one of two models:

For the CSAs that are based on a payout involving multiple variables, Northern Trust uses a proprietary model which incorporates agreement-specific assumptions. Significant inputs to the model are the period-end fair value of Whistlejacket Capital LLC and White Pine Finance LLC securities, the period-end fair value and amortized cost of all other investments in the applicable Fund, the termination date of the CSA and future volatility assumptions based on historical trading volatility. For each CSA, the model performs a Monte Carlo simulation of the Whistlejacket Capital LLC and White Pine Finance LLC price, the fair value of the other investments in the Fund, if applicable, and the resulting fair value of the Fund. Each simulated path calculates the amount of funding that would be required by the particular CSA (depending on its, terms the CSA would require funding to bring the NAV of the Fund to $.995 or $.999), if any. The estimated fair value of each CSA is the average of the results of the Monte Carlo simulation.

For the CSAs that are based on a payout involving only one variable (i.e. cover all investments in the Fund up to a NAV of $1.00), Northern Trust uses a Black Scholes model with significant inputs being the period-end fair value of Whistlejacket Capital LLC and White Pine Finance LLC securities, the period-end fair value and amortized cost of all other investments in the Fund, the termination date of the CSA and future volatility assumptions based on historical trading volatility.

The estimated fair value of the Corporation’s contingent liability under the CSAs in total was $314.1 million at December 31, 2008 and was recorded within other liabilities in the consolidated balance sheet. The fair value of the CSA was also disclosed as a Level 3 financial instrument in the Fair Value Measurement disclosures under FASB No. 157. As of March 31, 2009, no capital contributions have been made under the CSAs.

The support provided to clients whose cash collateral was invested in five securities lending pools took the form of cash contributions directly to these clients. Therefore, the amount of the charge incurred under this arrangement was the amount of the cash payments made during the period. Northern Trust incurred a pre-tax charge of approximately $167 million in the third quarter of 2008 in connection with these actions.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Future filing disclosures:

In response to the Commission staff’s comment, in future filings when required to reference either the CSAs or the support for securities lending clients Northern Trust will revise its disclosures to read as follows (additions from disclosure in 2008 Annual Report are in bold text):

Northern Trust acts as investment advisor to Registered Investment Companies, Undertakings for the Collective Investment of Transferable Securities and other unregistered short-term investment pools in which various clients of Northern Trust are investors. Although not obligated to do so, in 2008 the Corporation entered into Capital Support Agreements (CSAs) with certain of these entities (Funds) which held notes and other instruments issued by Whistlejacket Capital LLC and/or White Pine Finance LLC, and/or asset backed securities whose values had been adversely impacted by widening risk premiums and liquidity spreads and significant rating agency downgrades. The Corporation entered into the CSAs to assist the Funds in maintaining net asset values of $1.00, in order to provide financial stability to the Funds and investors in the Funds. The CSAs also allowed the registered funds to hold assets that had fallen to below investment grade, thus avoiding a forced sale in an inactive market. Under the terms of the CSAs, the Corporation would be required to contribute capital to the funds, not to exceed $550 million in the aggregate and for no consideration, should certain asset loss events occur.

The estimated fair value of the Corporation’s contingent liability under the CSAs was $314.1 million at December 31, 2008 and was recorded within other liabilities in the consolidated balance sheet. As of December 31, 2008, no capital contributions have been made under the CSAs. In the first quarter of 2009, Northern Trust extended the termination dates of the CSAs through November 6, 2009 with all other significant terms, including the maximum contribution limits of $550 million in the aggregate, remaining unchanged.

Separately, although not obligated to do so, in September 2008 the Corporation decided to make up a portion of the collateral deficiencies it had previously assessed to securities lending clients, primarily those whose cash collateral was invested in five unregistered short term investment collateral pools (Pools) for which collateral deficiencies were declared in September of 2008. Collateral

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

deficiencies were declared in these Pools in order to protect the interests of all participating clients related to the strain on the market-to-book ratio of the cash reinvestment portion of the Pools due to the ongoing financial market crisis. The Corporation provided this support to sustain client relationships during a tumultuous market environment. This support took the form of cash contributions directly to these clients. Therefore, the amount of the charge incurred under this arrangement was the amount of cash payments made during the period. Northern Trust incurred a pre-tax charge of $167.6 million in the third quarter of 2008 in connection with these actions and has no further obligations related to these actions.

The valuation of the contingent liability under the CSAs as of December 31, 2008 was based on one of two models. For the CSAs that are based on a payout involving multiple variables, Northern Trust uses a proprietary model which incorporates agreement-specific assumptions. Significant inputs to the model are the period-end fair value of Whistlejacket Capital LLC and White Pine Finance LLC securities, the period-end fair value and amortized cost of all other investments in the applicable Fund, the termination date of the CSA and future volatility assumptions based on historical trading volatility. For each CSA, the model performs a Monte Carlo simulation of the Whistlejacket Capital LLC and White Pine Finance LLC price, the fair value of the other investments in the Fund, if applicable, and the resulting fair value of the Fund. Each simulated path calculates the amount of funding that would be required by the particular CSA (depending on its terms the CSA would require funding to bring the NAV of the Fund to $.995 or $.999), if any. The estimated fair value of each CSA is the average of the results of the Monte Carlo simulation.

For the CSA’s that are based on a payout involving only one variable (i.e. cover all investments in the Fund up to a NAV of $1.00), Northern Trust uses a Black-Scholes model with significant inputs being the period-end fair value of Whistlejacket Capital LLC and White Pine Finance LLC securities, the period-end fair value and amortized cost of all other investments in the Fund, the termination date of the CSA and future volatility assumptions based on historical trading volatility.

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Balance Sheet, page 38

9.	We note your disclosure regarding tangible common equity. This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP measure (or related ratios, if any) in the future, the staff notes the following:

•

To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and complying with all of the disclosure requirements.

•

To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(l)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Response: We will ensure that we comply with the applicable requirements in Regulation G and Item 10(e) of Regulation S-K for any future disclosure of tangible common equity or other non-GAAP measure.

*****

Mr. John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

May 13, 2009

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call me at (312) 630-6694 or Richard D. Kukla, Senior Vice President, Deputy Controller at (312) 444-7408.

Very truly yours,

/s/ Aileen B. Blake
Aileen B. Blake
Executive Vice President, Controller

cc:	Marc D. Thomas

Asset-backed securities in an unrealized loss position for 12 months or longer December 31, 2008

Investment Grade:

CUSIP	Book Value	Fair Value	Unrealized Loss	Rating
16163CAF9	18,417,264	15,886,126	(2,531,138)	AA
855541AF5	6,857,013	4,143,836	(2,713,178)	AA
52524HAA8	54,068,665	20,957,836	(33,110,829)	AA
02149MAW9	11,768,505	11,699,407	(69,098)	A
12669RAL1	21,733,973	13,040,384	(8,693,589)	BBB
12670BAB5	24,171,232	7,251,376	(16,919,857)	BBB
43710DAR3	23,522,506	10,828,350	(12,694,156)	BBB
466285AL7	51,072	50,708	(364)	AAA
466286AQ4	2,608,724	1,957,964	(650,760)	AAA
46628VAA4	2,112,405	2,074,622	(37,783)	AAA
46628VAC0	12,776,056	10,860,652	(1,915,404)	AAA
045427AB7	20,513,000	19,257,194	(1,255,806)	AAA
045427AB7	54,640	51,633	(3,007)	AAA
07389YAB7	25,000,000	14,148,750	(10,851,250)	AAA
12666RAT7	26,793,000	25,176,042	(1,616,958)	AAA
12667HAC5	32,000,000	27,223,680	(4,776,320)	AAA
12669GJN2	11,426,847	3,385,420	(8,041,427)	A
12669GKZ3	8,956,179	4,318,571	(4,637,608)	A
17313CAD1	12,000,000	88,680	(11,911,320)	BBB
320277AD8	16,111,449	14,494,343	(1,617,106)	AAA
32027GAC0	40,000,000	30,098,800	(9,901,200)	AAA
32027LAD7	28,746,000	16,371,709	(12,374,291)	AA
32028PAD7	32,869,000	19,235,925	(13,633,075)	AA
43709QAC0	10,500,000	5,043,570	(5,456,430)	BBB
46628RAC9	6,596,178	6,125,739	(470,439)	AAA
46630LAU8	20,700,000	15,331,248	(5,368,752)	AAA
61749KAD5	30,000,000	22,984,800	(7,015,200)	AA
863587AD3	40,000,000	35,588,000	(4,412,000)	AAA
92922F2S6	8,186,135	4,235,379	(3,950,756)	AA
02582JCC2	12,509,178	12,133,500	(375,678)	AAA
02582JCC2	6,254,210	6,066,750	(187,460)	AAA
02582JDH0	17,000,000	15,857,260	(1,142,740)	AAA
02582JER7	9,955,690	9,226,400	(729,290)	AAA
02586GAG7	75,000,000	67,953,900	(7,046,100)	AAA
05522RAG3	99,546,387	90,351,000	(9,195,387)	AAA
16151RBN2	49,982,714	49,013,000	(969,714)	AAA
161571BZ6	69,117,978	56,249,900	(12,868,078)	AAA
17305EAQ8	42,279,527	36,085,475	(6,194,052)	AAA
17305EDX0	50,000,000	40,940,750	(9,059,250)	AAA
17305EDX0	25,000,000	20,470,395	(4,529,605)	AAA
55264TAV3	64,984,304	63,691,550	(1,292,754)	AAA
41283WAD3	37,000,000	34,396,680	(2,603,320)	AAA
43812JAC0	20,000,000	19,112,000	(888,000)	AAA
86837VAA7	70,000,000	57,770,020	(12,229,980)	AA
64032FAD6	25,000,000	24,648,438	(351,563)	AAA
78442GKR6	34,081,555	32,155,523	(1,926,033)	AAA
90342NAV9	25,909,091	25,399,006	(510,085)	AAA

Below Investment Grade:

CUSIP	Book Value	Fair Value	Unrealized Loss	Rating
12667G2A0	5,408,122	5,345,247	(62,875)	B
126683AA9	5,292,502	4,225,057	(1,067,445)	CCC
40431RAF2	1,133,000	933,115	(199,885)	CCC
43709PAB4	8,238,200	6,926,445	(1,311,755)	CC

Total	1,302,232,302	1,040,862,155	(261,370,147)

Asset-backed securities in an unrealized loss position for 12 months or longer

March 31, 2009

Investment Grade:

CUSIP	Book Value	Fair Value	Unrealized Loss	Rating
16163CAF9	17,162,369	12,968,152	(4,194,217)	AA
46628VAC0	12,776,398	11,153,018	(1,623,380)	BBB
466286AQ4	2,101,237	1,688,231	(413,006)	AA
46628VAA4	576,568	571,616	(4,953)	AAA
16165MAA6	1,480,151	1,427,527	(52,624)	AAA
32027LAD7	28,746,000	16,516,589	(12,229,411)	AA
46630LAU8	20,700,000	10,957,959	(9,742,041)	AAA
863587AD3	33,830,915	29,990,429	(3,840,485)	AAA
12666RAT7	24,775,161	23,040,899	(1,734,261)	AA
320277AD8	11,767,405	10,561,835	(1,205,571)	A
045427AB7	20,249,682	17,263,259	(2,986,423)	AA
46628RAC9	4,955,224	4,586,506	(368,718)	AAA
045427AB7	53,940	46,287	(7,654)	AA
161571BZ6	69,160,790	62,339,200	(6,821,590)	AAA
05522RAG3	99,575,574	94,317,000	(5,258,574)	AAA
161571BB9	99,270,180	94,519,000	(4,751,180)	AAA
05522RAA6	84,237,212	77,476,650	(6,760,562)	AAA
17305EDX0	50,000,000	43,479,000	(6,521,000)	AAA
02586GAG7	75,000,000	71,315,250	(3,684,750)	AAA
17305EDX0	25,000,000	21,739,500	(3,260,500)	AAA
55264TAV3	64,985,917	64,709,450	(276,467)	AAA
16151RBN2	49,984,540	49,842,000	(142,540)	AAA
02582JDH0	17,000,000	16,458,210	(541,790)	AAA
02582JER7	9,958,607	9,620,700	(337,907)	AAA
02582JCC2	12,504,843	12,386,125	(118,718)	AAA
02582JCC2	6,252,224	6,193,063	(59,161)	AAA

Below Investment Grade:

CUSIP	Book Value	Fair Value	Unrealized Loss	Rating
855541AF5	6,844,985	4,146,132	(2,698,853)	B
78473WAA1	11,204,711	8,133,337	(3,071,374)	B
52524HAA8	51,783,964	19,589,808	(32,194,156)	CCC
12670BAB5	23,586,472	5,660,868	(17,925,604)	B
43710DAR3	20,342,667	9,109,853	(11,232,814)	B
12669RAL1	19,479,573	9,350,195	(10,129,378)	B
17313CAD1	12,000,000	1,802,280	(10,197,720)	CCC
32027GAC0	40,000,000	29,880,800	(10,119,200)	BB
32028PAD7	32,869,000	24,803,473	(8,065,527)	BB
61749KAD5	26,174,629	19,915,228	(6,259,401)	B
07389YAB7	25,000,000	13,277,500	(11,722,500)	B
12667HAC5	32,000,000	23,236,800	(8,763,200)	BB
43709QAC0	10,500,000	4,892,580	(5,607,420)	BB
12669GKZ3	8,937,145	3,116,422	(5,820,723)	C
92922F2S6	8,140,529	3,032,725	(5,107,804)	BB
126683AA9	4,303,683	3,170,265	(1,133,418)	CCC
12669GJN2	11,398,930	2,255,723	(9,143,208)	CC

Total	1,186,671,226	950,541,442	(236,129,784)

Appendix 2

December 31, 2008 Detailed Bond Analysis

The discussion below is the contemporaneous summary analysis of other than temporary impairment performed as of December 31, 2008. Please note that this may include references and discussion of securities which met the criteria outlined in Northern Trust’s Investment Security Impairment Policy as of December 31, 2008, but were not included in the listing of securities which had been in an unrealized loss position for more than 12 months as of December 31, 2008 on which the Staff is inquiring. The cash flow analyses that follow are the contemporaneous analyses performed at December 31, 2008 for those securities which had been in an unrealized loss position for more than 12 months for which Northern Trust’s Investment Security Impairment Policy required further analysis.

As of December 31, 2008, 20 RMBS bonds and 3 auction rate securities did not pass the initial screen for other than temporary impairment (OTTI). Included here is an analysis for each RMBS bond, with additional comments below.

Seventeen first lien investments are on the OTTI watch list. Performance trends for these bonds continue to deteriorate as prepayments slow and defaults rise. Our current performance forecasts, which now incorporate weak economic conditions and further declines in home prices through early 2010, project no principal losses in the base case. The positions’ ability to absorb future collateral losses is not as great as it was several months ago, but to varying degrees, these bonds show some capacity within current credit enhancement to withstand levels of loss beyond those we are projecting in the base case. Several bonds (particularly mezzanine positions) however, due to lower original credit enhancement, slow prepayment speeds or weaker performance in recent months, now have a greater risk of generating losses if moderate stresses are applied equally over the bonds remaining life. Though, due to the mezzanine bonds’ long average lives, I would expect these stresses to more heavily impact near term default rates, and have a smaller impact as the bond ages. The effect of this timed application of stress reduces, though does not completely eliminate, the risk of loss on each of these positions. Additionally, the model assumes the current, record low, voluntary prepayment speeds remain constant for the remainder of each bond’s life. Just as assuming a parallel shift in default rates is conservative, using a slow constant prepayment assumption is also conservative. A vectored prepayment approach would allow each bond to withstand a greater amount of default stress. At this point in time, we believe the forecasted base case adequately accounts for the continued deterioration we expect over then next 14-16 months and based on these projections, we do not recommend these assets be classified as “other than temporarily impaired.”

Three MBIA insured second lien investments are also analyzed, without the benefit of their insurance guarantees. These bonds do not have significant credit enhancement beyond the guarantee. As mentioned in previous months’ impairment checks, ignoring the monoline insurance policy, and forecasting defaults as done in the attached analysis, does generate potential principal loss; though we do not believe it is appropriate at this time to ignore the insurance policy. Provided MBIA continues to pay claims, as they have done in previous months, our positions will be protected from loss. MBIA has given no indication that they will cease making such payments in the future and continues to move forward with agreements to commute its structured finance exposure and increase claims paying ability. For this reason we do not believe HEMT 2007-2 2A1F, CWL 2007-S2 A2 or CWL 2007-S1 A1B should be classified as OTTI.

07389YAB7
BSABS 2007-HE2 2A2

collateral type	
wala (months)	23
actual 1 month CPR	20.10
actual 3 month CPR	21.60
actual 1 month CDR	16.58
actual 3 month CDR	16.24

Model Constant Prepay assumption (CPR) 10.00 — Doesn't break @ 0 cpr

Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)
	1	0.00	0.00
	20	20.00	50.00
	40	29.00	55.00
	60	30.00	60.00
	80	29.00	50.00
	100	26.00	45.00
	360	16.00	40.00

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

% of Forecast (Base Case) Defaults: 225 | n/a | 100

Total Cum Collateral Losses (projected)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 23.46%	Break Point Loss PV Bond Loss=$0.01 mm Collat. Loss = 46.15%	Solve For Price PV Bond Loss=$10.5 mm Collat. Loss = 55.00%	Forecast PV Bond Loss=$3.0 mm Collat. Loss = 33.33%
1	0.00				
2	0.00				
3	0.00				
4	0.00				
5	0.00				
6	0.00				
7	0.00				
8	0.00				
9	0.15				
10	0.15				
11	0.23				
12	0.28				
13	0.43				
14	0.43				
15	0.54				
16	0.81				
17	1.38				
18	1.78	1.78	1.78	1.78	1.78
19	2.20	2.23	4.91	8.35	3.48
20	2.81	2.65	6.56	11.40	4.65
21	3.74	3.05	8.12	14.21	5.76
22	4.58	3.44	9.62	16.78	6.85
23	5.17	3.82	11.04	19.14	7.94
24	5.68	4.29	12.41	21.31	8.91
25		4.57	13.71	23.30	9.73
26		4.92	14.95	25.12	10.62
27		5.27	16.14	26.79	11.46
28		5.61	17.27	28.33	12.26
29		5.94	18.35	29.74	13.03
30		6.27	19.38	31.03	13.76
31		6.59	20.39	32.21	14.46
32		6.90	21.30	33.30	15.12
33		7.20	22.29	34.30	15.76
34		7.49	23.05	35.21	16.37
35		7.78	23.87	36.05	16.95
36		8.06	24.65	36.82	17.50
37		8.34	25.39	37.52	18.03
38		8.61	26.10	38.17	18.53
39		8.87	26.78	38.77	19.01
40		9.12	27.42	39.31	19.47
41		9.37	28.04	39.81	19.91
42		9.62	28.63	40.27	20.32
43		9.85	29.19	40.69	20.72
44		10.09	29.72	41.08	21.10
45		10.31	30.23	41.43	21.47

07389YAB7
BSABS 2007-HE2 2A2

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	25.0	25.0	25.0	25.0	25.0
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	31.9	32.0	32.2	32.4	32.0
30 Day DQ	6.9	6.3	6.4	6.1	5.0
60+ DQ	43.3	42.3	41.7	40.0	40.4
Cum Losses	6.0	5.2	4.6	3.7	2.8
Price	57	63	95	99	99
G/(L)	(10.8)	(9.4)	(3.9)	(3.0)	(3.0)

Default / Severity Curve
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
Actual

32027GAC0
FFML 2006-FF12 A3

collateral type	Subprime arm
wala (months)	29
actual 1 month CPR	13.07
actual 3 month CPR	23.74
actual 1 month CDR	9.05
actual 3 month CDR	15.34

Model Constant Prepay assumption (CPR) 12.00 — Doesn't break @ 0cpr

Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)
	1	0.00	0.00
	20	18.00	53.00
	40	22.40	55.00
	60	24.00	60.00
	80	22.40	53.00
	100	20.80	45.00
	360	12.80	40.00

32027GAC0
FFML 2006-FF12 A3

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	40.0	40.0	40.0	40.0	40.0
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	98.3	97.6	96.7	95.6	23.5
30 Day DQ	6.5	6.4	6.8	6.1	4.8
90+ DQ	39.7	37.0	33.6	31.4	33.8
Cum Losses	4.8	4.3	4.0	3.3	2.8
Price	75	79	82	86	98
G/(L)	(9.8)	(9.7)	(7.1)	(4.8)	(4.6)

Default / Severity Curve
25.00
20.00
15.00
10.00
5.00
0.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
0
25
50
75
100
125
150
175
200
225
250
275
300
325
350
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
60.00
50.00
40.00
30.00
20.00
10.00
0.00
0
10
20
30
40
50
60
70
80
90
100
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 23.92%
Break Point Loss PV Bond Loss=$3.01mm Collat. Loss = 48.90%
Solve For Price PV Bond Loss=$13.8mm Collat. Loss = 50.77%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 26.53%

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults: n/a, n/a, 100

Total Cum Collateral Losses (projected)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 23.92%	Break Point Loss PV Bond Loss=$3.01mm Collat. Loss = 48.90%	Solve For Price PV Bond Loss=$13.8mm Collat. Loss = 50.77%	Forecast PV Bond Loss=$0.0mm Collat. Loss = 26.53%	CDR Proj / Act
1	0.00					
2	0.00					
3	0.00					
4	0.00					
5	0.00					
6	0.00					
7	0.01					
8	0.01					
9	0.03					
10	0.03					
11	0.05					
12	0.08					
13	0.12					
14	0.14					
15	0.19					
16	0.38					
17	0.52					
18	0.63					
19	0.79					
20	0.90					
21	1.11					
22	1.30					
23	1.69					
24	2.02					
25	2.59					
26	3.25	3.25			3.25	
27	3.87	3.90			3.99	
28	4.32	4.52		4.32	4.71	
29	4.94	4.90	4.95	4.99	4.90	
30		5.54	10.38	10.60	5.22	19.20
31		6.07	15.38	15.79	5.80	19.52
32		6.60	19.73	20.31	6.37	19.84
33		7.11	23.51	24.25	6.94	20.16
34		7.60	26.81	27.67	7.51	20.48
35		8.07	29.68	30.65	8.07	20.80
36		8.54	32.19	33.25	8.63	21.12
37		8.94	34.35	35.51	9.18	21.44
38		9.35	36.24	37.47	9.72	21.76
39		9.74	37.89	39.19	10.26	22.08
40			39.33	40.69	10.79	22.40
41			40.57	41.97	11.31	22.48
42			41.66	43.10	11.82	22.56
43			42.61	44.09	12.32	22.64
44			43.43	44.94	12.80	22.72
45			44.15	45.69	13.27	22.80

46630LAU0
JPMAC 2007-CH1 AV3

collateral type	Subprime arm
wala (months)	41
actual 1 month CPR	9.94
actual 3 month CPR	11.97
actual 1 month CDR	2.87
actual 3 month CDR	4.83

Model Constant Prepay assumption (CPR)		8.00	Doesn't break @ 0cpr
Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)
	1	0.00	0.00
	20	12.00	50.00
	40	18.00	55.00
	60	18.00	60.00
	80	18.00	50.00
	100	15.00	45.00
	360	9.00	40.00

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 15.74%	Break Point Loss PV Bond Loss=$0.01 mm Collat. Loss = 40.39%	Solve For Price PV Bond Loss=$5.0 mm Collat. Loss = 49.64%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 33.25%	CDR Proj / Act
% of Base Case Forecast Defaults			325	n/a	100	
Total Cum Collateral Losses (projected)						
1	0.00					
2	0.00					
3	0.00					
4	0.00					
5	0.00					
6	0.00					
7	0.00					
8	0.00					
9	0.00					
10	0.00					
11	0.00					
12	0.00					
13	0.00					
14	0.00					
15	0.10					
16	0.21					
17	0.32	0.32	0.32	0.32	0.32	
18	0.42	0.31	2.93	3.41	0.79	
19	0.65	0.35	4.19	4.89	1.09	
20	0.74	0.40	5.40	6.29	1.38	
21	1.01	0.44	6.56	7.62	1.67	
22	1.14	0.49	7.96	8.89	1.96	
23		0.53	8.71	10.07	2.25	16.92
24		0.57	9.72	11.21	2.53	16.98
25		0.62	10.68	12.29	2.81	17.04
26		0.66	11.60	13.30	3.08	17.10
27		0.70	12.47	14.27	3.35	17.16
28		0.74	13.31	15.19	3.62	17.22
29		0.78	14.11	16.08	3.88	17.28
30		0.82	14.87	16.88	4.14	17.34
31		0.86	15.60	17.67	4.40	17.40
32		0.89	16.29	18.41	4.66	17.46
33		0.93	16.96	19.11	4.91	17.52
34		0.97	17.59	19.78	5.15	17.58
35		1.00	18.20	20.42	5.40	17.64
36		1.04	18.77	21.02	5.64	17.70
37		1.07	19.33	21.59	5.87	17.76
38		1.10	19.85	22.13	6.11	17.82
39		1.14	20.36	22.64	6.34	17.88
40		1.17	20.84	23.13	6.57	17.94
41		1.20	21.29	23.58	6.79	18.00
42		1.23	21.73	24.02	7.00	17.94
43		1.27	22.15	24.44	7.21	17.88
44		1.30	22.55	24.83	7.41	17.82
45		1.33	22.93	25.21	7.60	17.76

46630LAU0
JPMAC 2007-CH1 AV3

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	20.7	20.7	20.7	20.7	20.7
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	32.8	32.4	32.1	31.2	30.8
30 Day DQ	5.7	4.6	4.0	4.2	4.2
60+ DQ	15.0	13.7	13.4	12.5	12.3
Cum Losses	1.1	1.0	0.7	0.7	0.4
Price	74	79	85	85	96
G/(L)	(5.4)	(4.5)	(3.8)	(3.5)	(3.2)

Default / Severity Curve
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 15.74%
Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 40.39%
Solve For Price PV Bond Loss=$5.0mm Collat. Loss = 49.64%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 33.25%

655541AF5
STARM 07-S1 B1

collateral type	Prime Arm, 2005 production, 40% 5/1, 19% FL
wala (months)	43
actual 1 month CPR	4.10
actual 3 month CPR	10.40
actual 1 month CDR	0.84
actual 3 month CDR	0.59

Model Constant Prepay assumption (CPR)		13.00		Breaks @ 12.0 cpr
Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)	
	1	0.00	0.00	
	9	0.00	0.00	
	19	0.10	25.00	
	25	0.28	25.00	
	40	0.88	35.00	
	60	1.00	38.00	
	100	0.35	33.00	
	360	0.15	15.00	

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

% of Forecast (Base Case) Defaults

Total Cum Collateral Losses (projected)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 0.79%	Break Point Loss PV Bond Loss=$0.01 mm Collat. Loss = 1.33% (102)	Solve For Price PV Bond Loss=$1.1 mm Collat. Loss = 2.86% (193)	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 1.31% (100)	CDR Proj / Act
1	0.00					
2	0.00					
3	0.00					
4	0.00					
5	0.00					0.00
6	0.00					0.00
7	0.00					0.00
8	0.00					0.00
9	0.00					0.00
10	0.00					0.29 / .31
11	0.01					0.38 / .03
12	0.01	0.01	0.01	0.01	0.01	0.41 / .03
13	0.01	0.01	0.03	0.03	0.02	0.58 / .78
14	0.02	0.02	0.04	0.05	0.04	0.71 / .67
15	0.04	0.02	0.06	0.07	0.06	0.720 / .34
16	0.08	0.02	0.06	0.08	0.06	0.745 / .62
17	0.08	0.07	0.08	0.08	0.08	0.772 / .84
18		0.08	0.09	0.11	0.09	0.80
19		0.09	0.11	0.13	0.11	0.83
20		0.10	0.13	0.16	0.13	0.86
21		0.11	0.15	0.19	0.15	0.88
22		0.12	0.17	0.22	0.17	0.89
23		0.13	0.19	0.24	0.18	0.90
24		0.14	0.21	0.27	0.20	0.91
25		0.15	0.22	0.30	0.22	0.92
26		0.15	0.24	0.33	0.24	0.93
27		0.16	0.26	0.36	0.26	0.94
28		0.17	0.28	0.39	0.28	0.95
29		0.18	0.30	0.42	0.30	0.96
30		0.19	0.32	0.44	0.32	0.97
31		0.20	0.34	0.47	0.34	0.98
32		0.21	0.36	0.50	0.36	0.99
33		0.21	0.38	0.53	0.38	1.00
34		0.22	0.40	0.56	0.39	1.00
35		0.23	0.42	0.59	0.41	0.99
36		0.24	0.44	0.62	0.43	0.99
37		0.24	0.45	0.64	0.45	0.98
38		0.25	0.47	0.67	0.47	0.97
39		0.26	0.49	0.70	0.48	0.97
40		0.27	0.51	0.72	0.50	0.96
41		0.27	0.52	0.75	0.52	0.96
42		0.28	0.54	0.77	0.53	0.95
43		0.29	0.56	0.79	0.55	0.95
44		0.29	0.57	0.82	0.56	0.94
45		0.30	0.59	0.84	0.58	0.94

655541AF5
STARM 07-S1 B1

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	7.1	7.1	7.1	7.1	7.1
Factor	0.99	0.99	0.99	0.99	0.99
Credit Enhancement	1.8	1.7	1.7	1.7	1.8
30 Day DQ	1.8	1.2	0.9	1.0	0.4
60+ DQ	1.4	1.0	1.0	1.0	1.1
Cum Losses	0.1	0.1	0.0	0.0	0.0
Price	58	63	62	63	84
G/(L)	(2.9)	(2.8)	(2.7)	(2.8)	(1.1)

Default / Severity Curve
1.20
1.00
0.80
0.60
0.40
0.20
0.00
50.00
40.00
30.00
20.00
10.00
0.00
-10.00
0 25 50 75 100 125 150 175 200 225 250 275 300 325 350
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0 10 20 30 40 50 60 70 80 90 100
Actual

32027LAD7
FFML 2006-FF14 A4

collateral type	Subprime arm
wala (months)	29
actual 1 month CPR	23.29
actual 3 month CPR	28.14
actual 1 month CDR	18.49
actual 3 month CDR	23.44

Model Constant Prepay assumption (CPR) 18.00 Doesn't break @ 0cpr

Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)
	1	0.00	0.00
	20	18.00	53.00
	40	22.40	55.00
	60	24.00	60.00
	80	22.40	53.00
	100	20.80	45.00
	360	12.80	40.00

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults: n/a n/a 100

CDR
Proj / Act

Total Cum Collateral Losses (projected)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 24.69%	Break Point Loss PV Bond Loss=$3.01mm Collat. Loss = 48.34%	Solve For Price PV Bond Loss=$12.0mm Collat. Loss = 51.79%	Forecast PV Bond Loss=$0.0mm Collat. Loss = 25.25%	CDR Proj / Act
1	0.00					
2	0.00					
3	0.00					
4	0.00					
5	0.00					
6	0.00					
7	0.00					
8	0.00					
9	0.00					
10	0.00					
11	0.00					
12	0.00					
13	0.00					
14	0.00					
15	0.00					
16	0.00					
17	0.00					
18	0.46					
19	0.85					
20	1.02					
21	1.39					
22	1.72					
23	2.39					
24	2.92	2.92	2.92		2.92	
25	3.95	3.52	9.54		3.53	
26	4.33	4.10	12.00		4.12	
27	4.89	5.00	14.95	14.95	4.92	
28		5.52	15.10	15.69	5.45	
29		6.16	22.93	23.95	6.03	
30		6.78	29.91	30.27	6.61	19.20
31		7.38	33.49	35.13	7.19	19.52
32		7.96	35.98	38.79	7.75	19.84
33		8.54	39.06	41.62	8.31	20.16
34		9.06	41.70	43.77	8.86	20.48
35		9.58	43.26	45.42	9.41	20.80
36		10.08	44.45	46.69	9.95	21.12
37		10.57	45.37	47.65	10.48	21.44
38		11.04	46.06	48.38	11.00	21.76
39		11.50	46.60	48.95	11.52	22.08
40		11.94	47.00	49.38	12.02	22.40
41		12.37	47.32	49.71	12.50	22.48
42		12.78	47.55	49.98	12.96	22.56
43		13.19	47.74	50.15	13.44	22.64
44			47.87	50.30		22.72
45			47.98	50.41		22.80

32027LAD7
FFML 2006-FF14 A4

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	28.7	28.7	28.7	28.7	28.7
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	65.7	64.7	63.6	62.4	21.7
30 Day DQ	7.5	7.4	6.2	6.2	5.7
60+ DQ	40.9	37.3	36.0	33.8	31.4
Cum Losses	4.7	4.3	3.9	2.9	2.4
Price	57	59	74	86	97
G(L)	(12.4)	(11.8)	(7.8)	(4.0)	(3.8)

Default / Severity Curve
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
Actual
Current Default PV Bond
Break Point Loss PV Bond
Solve For Price PV Bond
Forecast PV Bond

32028PAD7
FFML 2006-FF11 2A2

collateral type	Subprime arm, 12/06 and 6/09 resets, 29% CA, 14% FL
wala (months)	30
actual 1 month CPR	21.79
actual 3 month CPR	24.79
actual 1 month CDR	18.9
actual 3 month CDR	20.71

Model Constant Prepay assumption (CPR)		4.00		Doesn't break @ 0cpr
Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)	
	1	0.00	0.00	
	20	18.00	50.00	
	40	22.40	55.00	
	60	24.00	60.00	
	90	22.40	50.00	
	100	20.80	45.00	
	360	12.80	40.00	

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults: 250 / n/a / 100

Total Cum Collateral Losses (projected)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 31.72%	Break Point Loss PV Bond Loss=$0.01 mm Collat. Loss = 38.71%	Solve For Price PV Bond Loss=$13.6 mm Collat. Loss = 45.85%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 33.01%	CDR Proj / Act
1	0.00					
2	0.00					
3	0.00					
4	0.00					
5	0.00					
6	0.00					
7	0.00					
8	0.00					
9	0.00					
10	0.00					
11	0.00					
12	0.00					
13	0.04					
14	0.04					
15	0.09					
16	0.14					
17	0.20					
18	0.26					
19	0.36					
20	0.54					
21	0.89					
22	1.31					
23	1.79					
24	2.15					
25	2.74	2.74			2.74	
26	3.47	3.30			3.34	
27	4.10	3.85			3.92	
28	4.77	4.36			4.50	
29	5.53	4.86			5.06	
30	6.11	6.21	6.15	6.15	6.12	19.2 / 18.9
31		6.71	7.90	15.10	6.70	6.70
32		7.29	9.83	22.06	7.29	7.29
33		7.87	11.31	27.48	7.89	7.89
34		8.42	12.90	31.65	8.48	8.48
35		8.97	14.49	34.90	9.07	9.07
36		9.50	15.99	37.42	9.66	9.66
37		10.03	17.43	39.37	10.25	10.25
38		10.54	18.81	40.89	10.84	10.84
39		11.03	20.13	42.06	11.43	11.43
40		11.52	21.40	42.97	12.01	12.01
41		11.96	22.59	43.69	12.58	12.58
42		12.46	23.70	44.23	13.15	13.15
43		12.91	24.75	44.65	13.70	13.70
44		13.36	25.74	44.98	14.25	14.25
45		13.79	26.66	45.24	14.79	14.79

32028PAD7
FFML 2006-FF11 2A2

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	32.9	32.9	32.9	32.9	32.9
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	24.9	25.0	25.1	25.1	25.0
30 Day DQ	6.6	5.8	5.1	5.8	5.3
60+ DQ	43.9	41.3	40.2	38.8	38.8
Cum Losses	6.1	5.5	4.9	4.1	3.5
Price	59	60	55	89	90
G/(L)	(13.8)	(13.1)	(14.5)	(3.6)	(3.4)

Default / Severity Curve
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
Actual

92922F258
WAMU 2005-AR11 B2

collateral type	Prime/Alt-A pay option arm, recast June 2009, 62% CA, 7% FL
wala (months)	43
actual 1 month CPR	7.30
actual 3 month CPR	6.90
actual 1 month CDR	3.69
actual 3 month CDR	3.06

Model Constant Prepay assumption (CPR) 5.50 Breaks @ 4.5 cpr

Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)
	1	0.00	0.00
	5	0.00	5.00
	29	1.00	35.00
	35	2.00	40.00
	44	3.00	42.00
	59	4.85	45.00
	73	4.82	33.00
	190	3.00	33.00
	360	1.00	20.00

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults: 100 / 155 / 100

Total Cum Collateral Losses (projected)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 2.12%	Break Point Loss PV Bond Loss=$3.01 mm Collat. Loss = 3.83%	Solve For Price PV Bond Loss=$4.0 mm Collat. Loss = 4.95%	Forecast PV Bond Loss=$3.0 mm Collat. Loss = 3.43%	CDR Proj / Act
1	0.00					
2	0.00					
3	0.00					
4	0.00					
5	0.00					
6	0.00					
7	0.00					
8	0.00					
9	0.00					
10	0.00					
11	0.00					
12	0.00					
13	0.00					
14	0.00					
15	0.00					
16	0.00					
17	0.00					
18	0.00					
19	0.00					
20	0.00					
21	0.00					
22	0.00					
23	0.00					
24	0.00					
25	0.00					0.00
26	0.00					0.00
27	0.00					0.00
28	0.00					0.00
29	0.00					0.00
30	0.00					0.00
31	0.00					0.45
32	0.00					0.55
33	0.00					0.5
34	0.00					0.44
35	0.00					2.09 / 0.43
36	0.00					2.11 / 0.43
37	0.05					2.22 / 2.87
38	0.05	0.05			0.05	2.33 / 0.86
39	0.08	0.08			0.08	2.44 / 2.9
40	0.09	0.10			0.12	2.56 / 0.72
41	0.11	0.12			0.15	2.66 / 2.45
42	0.13	0.14	0.16	0.16	0.16	2.78 / 2.72
43	0.17	0.15	0.19	0.19	0.17	2.889 / 3.99
44		0.17	0.25	0.25	0.20	3.09
45		0.19	0.28	0.30	0.24	3.18

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	6.2	6.3	6.3	6.4	6.4
Factor	0.92	0.93	0.93	0.94	0.94
Credit Enhancement	13.9	14.0	14.0	14.0	14.1
30 Day DQ	5.8	5.1	4.7	5.0	3.7
60+ DQ	11.6	10.4	10.1	9.4	8.3
Cum Losses	0.2	0.1	0.1	0.1	0.1
Price	51	52	56	57	59
G/(L)	(4.0)	(4.0)	(3.7)	(3.6)	(3.5)

Default / Severity Curve
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
0
25
50
75
100
125
150
175
200
225
250
275
300
325
350
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
6.00
5.00
4.00
3.00
2.00
1.00
0.00
0
10
20
30
40
50
60
70
80
90
100
Actual

02149MAW9
CWALT 2007-J1 2A8

collateral type	Alt-A fixed rate, 10/20 IO, 96 month IO period remaining, 30% CA, 15% FL
wala (months)	24
actual 1 month CPR	6.90
actual 3 month CPR	5.70
actual 1 month CDR	3.99
actual 3 month CDR	3.87

Model Constant Prepay assumption (CPR) vector

Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)	CPR %
	1	0.00	0.00	6
	5	0.00	5.00	6
	24	4.25	40.00	3
	39	6.00	45.00	1
	44	5.30	40.00	3
	53	4.00	35.00	4
	73	2.20	30.00	6
	100	1.70	20.00	8
	360	1.00	15.00	6

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults: 112, 1600, 100

Total Cum Collateral Losses (projected)	Actual	Current Default PV Bond Loss=$1.39 mm Collat. Loss = 12.33%	Break Point Loss PV Bond Loss=$0.01 mm Collat. Loss = 7.54%	Solve For Price PV Bond Loss=$13.3 mm Collat. Loss = 30.40%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 6.87%	CDR Proj / Act
1	0.00					
2	0.00					
3	0.00					
4	0.00					
5	0.00					
6	0.00					
7	0.00					
8	0.00					
9	0.00					
10	0.00					
11	0.00					
12	0.00					
13	0.00					
14	0.04					
15	0.04					
16	0.04					
17	0.04					
18	0.14					
19	0.20					
20	0.29					
21	0.34	0.34	0.34		0.34	
22	0.40	0.40	0.46		0.43	
23	0.55	0.45	0.80	0.60	0.53	4.51 / 5.18
24	0.88	0.67	0.89	2.41	0.67	4.367 / 3.98
25		0.79	0.85	4.23	0.80	4.48
26		0.91	0.87	6.01	0.93	4.60
27		1.03	1.12	7.75	1.06	4.72
28		1.15	1.27	9.45	1.19	4.83
29		1.27	1.43	11.09	1.33	4.95
30		1.38	1.59	12.69	1.48	5.07
31		1.50	1.75	14.22	1.62	5.18
32		1.61	1.92	15.69	1.77	5.30
33		1.73	2.09	17.10	1.92	5.42
34		1.84	2.26	18.48	2.08	5.53
35		1.95	2.44	19.74	2.24	5.65
36		2.07	2.63	20.96	2.41	5.77
37		2.18	2.81	22.12	2.57	5.88
38		2.29	3.00	23.21	2.74	6.00
39		2.40	3.18	24.12	2.91	5.86
40		2.51	3.36	24.89	3.06	5.72
41		2.61	3.52	25.55	3.20	5.58
42		2.72	3.67	26.10	3.34	5.44
43		2.83	3.81	26.58	3.47	5.30
44		2.93	3.95	26.98	3.59	5.16
45		3.04	4.08	27.34	3.71	5.01

02149MAW9
CWALT 2007-J1 2A8

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	25.4	25.4	25.8	26.0	26.2
Factor	0.89	0.89	0.89	0.91	0.92
Credit Enhancement	7.4	7.4	7.5	7.6	7.6
30 Day DQ	8.2	7.8	6.9	4.5	4.0
60+ DQ	24.2	18.9	18.4	19.3	18.5
Cum Losses	0.7	0.6	0.4	0.3	0.2
Price	48	45	64	64	80
G/(L)	(13.7)	(13.8)	(9.3)	(9.4)	(4.3)

Default / Severity Curve
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
Actual
Current Default PV Bond Loss=$1.39mm Collat. Loss = 12.33%
Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 7.54%
Solve For Price PV Bond Loss=$13.3mm Collat. Loss = 30.40%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 6.87%

17313CAD1
CMLTI 2007-WFH3 M1

collateral type	Subprime arm, 20% CA, 41% balloon loans
wala (months)	20
actual 1 month CPR	12.90
actual 3 month CPR	13.57
actual 1 month CDR	4.94
actual 3 month CDR	5.49

Model Constant Prepay assumption (CPR) 10.00 Breaks @ 9.0 cpr

Model Default/Severity Assumptions

Month	CDR (%)	Severity (%)
1	0.00	0.00
20	10.00	60.00
34	24.00	65.00
50	20.00	60.00
60	16.00	50.00
360	10.00	40.00

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults: 101, 125, 100

Total Cum Collateral Losses (projected)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 19.51%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 29.97%	Solve For Price PV Bond Loss=$9.4mm Collat. Loss = 32.54%	Forecast PV Bond Loss=$0.0mm Collat. Loss = 29.94%	CDR Proj / Act
1	0.00					
2	0.00					
3	0.00					
4	0.00					
5	0.00					
6	0.00					
7	0.00					
8	0.00					
9	0.00					
10	0.00					
11	0.00					
12	0.00					
13	0.10					6.5 / 0.44
14	0.29					7.0 / 1.59
15	0.27	0.27	0.27	0.27	0.27	7.5 / 0.49
16	0.49	0.50	0.55	0.63	0.48	8.0 / 5.31
17	0.71	0.53	0.87	1.04	0.66	8.5 / 6.8
18	1.03	0.86	1.06	1.14	0.96	9.0 / 7.96
19	1.03	1.12	1.42	1.40	1.40	9.5 / 3.87
20	1.41	1.25	1.46	1.54	1.44	10 / 4.94
21		1.75	1.86	1.96	1.86	11.00
22		2.07	2.35	2.59	2.34	12.00
23		2.40	2.87	3.24	2.86	13.00
24		2.71	3.43	3.94	3.41	14.00
25		3.02	4.03	4.69	4.00	15.00
26		3.33	4.65	5.46	4.62	16.00
27		3.63	5.30	6.27	5.26	17.00
28		3.92	5.96	7.12	5.94	18.00
29		4.21	6.70	7.99	6.64	19.00
30		4.50	7.43	8.90	7.37	20.00
31		4.78	8.19	9.83	8.12	21.00
32		5.06	8.97	10.78	8.90	22.00
33		5.32	9.77	11.78	9.69	23.00
34		5.58	10.59	12.75	10.50	24.00
35		5.84	11.37	13.69	11.29	23.75
36		6.10	12.12	14.57	12.01	23.50
37		6.35	12.82	15.41	12.71	23.25
38		6.59	13.49	16.20	13.38	23.00
39		6.83	14.13	16.95	14.02	22.75
40		7.07	14.74	17.66	14.62	22.50
41		7.30	15.32	18.33	15.20	22.25
42		7.53	15.88	18.98	15.75	22.00
43		7.75	16.41	19.58	16.27	21.75
44		7.97	16.91	20.13	16.77	21.50
45		8.19	17.39	20.67	17.24	21.25

17313CAD1
CMLTI 2007-WFH3 M1

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	12.0	12.0	12.0	12.0	12.0
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	22.2	22.1	21.7	21.5	20.9
30 Day DQ	4.8	4.7	3.9	4.1	4.8
60+ DQ	24.1	22.0	20.1	18.7	16.7
Cum Losses	1.4	1.0	1.0	0.7	0.5
Price	17	21	23	44	22
G(L)	(10.0)	(9.5)	(9.2)	(6.7)	(9.3)

Default / Severity Curve
25.00
20.00
15.00
10.00
5.00
0.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
0
25
50
75
100
125
150
175
200
225
250
275
300
325
350
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
0
10
20
30
40
50
60
70
80
90
100
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 19.51%
Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 29.97%
Solve For Price PV Bond Loss=$9.4mm Collat. Loss = 32.54%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 29.94%

43709QAC0
HEAT 2006-8 2A2

collateral type	Subprime arm
wala (months)	29
actual 1 month CPR	28.83
actual 3 month CPR	28.43
actual 1 month CDR	25.57
actual 3 month CDR	24.82

Model Constant Prepay assumption (CPR)		4.00	
Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)
	1	0.00	0.00
	20	25.00	50.00
	40	35.00	55.00
	60	37.50	60.00
	80	35.00	50.00
	100	32.50	45.00
	360	20.00	40.00

Doesn't break @ 0cpr

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

			% of Base Case Forecast Defaults				
			250	n/a	100		
Total Cum Collateral Losses (projected)		Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 34.98%	Break Point Loss PV Bond Loss=$3.15 mm Collat. Loss = 48.11%	Solve For Price PV Bond Loss=$1.5 mm Collat. Loss = 52.54%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 39.02%	CDR Proj / Act
	1	0.00					
	2	0.00					
	3	0.00					
	4	0.00					
	5	0.00					
	6	0.00					
	7	0.00					
	8	0.00					
	9	0.00					
	10	0.00					
	11	0.07					
	12	0.07					
	13	0.12					
	14	0.23					
	15	0.49					
	16	0.67					
	17	1.01					
	18	1.55					
	19	2.11					
	20	2.55					
	21	3.15					
	22	3.82					
	23	4.39	4.38			4.38	
	24	5.02	5.06			5.54	
	25	5.75	5.74			6.27	
	26	6.53	6.36			7.18	
	27	7.42	6.96			8.06	
	28	8.16	8.20	8.16	8.16	8.38	
	29		8.89	19.74	20.01	9.11	29.50
	30		9.58	29.30	29.42	10.05	30.09
	31		10.25	31.09	35.04	10.99	30.50
	32		10.92	35.06	40.49	11.91	31.09
	33		11.56	38.73	43.82	12.83	31.50
	34		12.19	40.00	46.24	13.73	32.09
	35		12.80	42.29	47.98	14.62	32.50
	36		13.39	43.37	49.29	15.50	33.09
	37		13.97	44.14	50.14	16.37	33.50
	38		14.53	44.70	50.79	17.22	34.09
	39		15.08	45.11	51.29	18.06	34.50
	40		15.61	45.40	51.60	18.89	35.09
	41		16.13	45.61	51.86	19.69	35.13
	42		16.64		52.09	20.47	35.25
	43		17.13		52.15	21.22	35.38
	44		17.61		52.25	21.94	35.50
	45		18.07		52.31	22.65	35.63

43709QAC0
HEAT 2006-8 2A2

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	10.5	10.5	10.5	10.5	10.5
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	58.9	58.4	58.0	57.5	23.1
30 Day DQ	6.9	5.7	5.9	7.6	8.8
60+ DQ	45.5	44.2	42.8	39.8	39.0
Cum Losses	8.2	7.4	6.5	5.8	5.0
Price	49	90	95	96	98
G/(L)	(5.5)	(3.4)	(1.0)	(1.2)	(1.4)

Default / Severity Curve
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
Actual

12667G2A3
CWALT 2005-36 M

collateral type	Alt-A option arm, recast Aug 2009, 53% CA, 14% FL, 5% NV
wala (months)	41
actual 1 month CPR	5.60
actual 3 month CPR	8.70
actual 1 month CDR	3.72
actual 3 month CDR	5.75

Model Constant Prepay assumption (CPR) vector

Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)	CPR %
	1	0.00	0.00	9
	5	0.00	5.00	9
	29	2.83	35.00	9
	39	8.50	45.00	9
	58	15.00	50.00	9
	63	8.50	45.00	9
	73	4.00	30.00	10
	360	0.50	15.00	10

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults

Total Cum Collateral Losses (projected)	Actual	Current Default PV Bond Loss=$0.0mms Collat. Loss = 6.67%	Break Point Loss PV Bond Loss=$3.01mm Collat. Loss = 5.57%	Solve For Price PV Bond Loss=$13.78mm Collat. Loss = 7.26%	Forecast PV Bond Loss=$0.0mm Collat. Loss = 5.45%	CDR Proj / Act
		100	150	100		
1	0.00					
2	0.00					
3	0.00					
4	0.00					
5	0.00					
6	0.00					
7	0.00					
8	0.00					
9	0.00					
10	0.00					
11	0.00					
12	0.00					
13	0.00					
14	0.00					
15	0.00					
16	0.00					
17	0.00					
18	0.00					
19	0.00					
20	0.00					
21	0.00					
22	0.00					
23	0.00					
24	0.00					
25	0.00					
26	0.00					
27	0.00					
28	0.00					
29	0.00					
30	0.00					
31	0.01					
32	0.02					
33	0.03					
34	0.40					
35	0.40					
36	0.47	0.47	0.47	0.47	0.47	
37	0.54	0.52	0.56	0.64	0.53	
38	0.65	0.57	0.66	0.82	0.59	
39	0.73	0.82	0.72	0.99	0.71	8.51 / 5.75
40	0.85	0.90	0.84	1.00	0.83	8.95 / 7.79
41	0.92	0.94	0.90	1.04	0.98	7.5 / 3.72
42		0.98	1.05	1.23	1.05	8.09
43		1.05	1.19	1.43	1.18	8.59
44		1.11	1.34	1.64	1.32	8.09
45		1.17	1.49	1.86	1.47	8.59

12667G2A3
CWALT 2005-36 M

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	19.0	19.0	19.0	19.0	19.3
Factor	0.93	0.93	0.93	0.93	0.93
Credit Enhancement	12.7	12.8	13.0	13.1	13.3
30 Day DQ	6.0	7.9	5.2	5.2	4.9
60+ DQ	31.9	27.4	26.5	25.2	23.9
Cum Losses	0.9	0.9	0.7	0.7	0.5
Price	29	30	36	38	39
G/(L)	(13.6)	(13.3)	(12.2)	(11.7)	(11.6)

Default / Severity Curve
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
Actual

40431RAF2
HASC 2007-WF1 M1

Collateral type	Subprime Arm, Wells Fargo Orig. 19% CK
Wale (months)	21
actual 1 month CPR	18.22
actual 3 month CPR	17.21
actual 1 month CDR	6.89
actual 3 month CDR	7.44

Model Constant Prepay assumption (CPR)		16.00		Default break @ 9cpr
Model Default/Severity Assumptions	Month	CDR (%)	Severity (%)	
	1	0.00	0.00	
	16	3.25	40.00	
	20	6.00	50.00	
	36	18.00	60.00	
	60	16.00	40.00	
	360	8.00	40.00	

40431RAF2
HASC 2007-WF1 M1

	Dec-08	Nov-08	Oct-08	Sep-08	Aug-08
Current Face ($mm)	12.3	12.3	12.3	12.3	12.3
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	16.9	16.6	16.4	16.1	15.7
30 Day DQ	7.3	8.7	5.1	8.2	4.7
90+ DQ	25.9	25.0	23.0	21.7	20.8
Cum Losses	1.8	1.5	1.2	1.0	0.7
Price	9	5	72	72	73
G(L)	(11.2)	(11.7)	(3.5)	(3.5)	(3.2)

Default / Severity Curve
25.00
20.00
15.00
10.00
5.00
0.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
0
25
50
75
100
125
150
175
200
225
250
275
300
325
350
CDR (%)
Severity (%)

Cumulative Collateral Default Projections
25.00
20.00
15.00
10.00
5.00
0.00
0
10
20
30
40
50
60
70
80
90
100
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 16.67%
Break Point Loss PV Bond Loss=$0.0mm Collat. Loss = 28.28%
Solve For Price PV Bond Loss=$0.0mm Collat. Loss = 30.26%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 24.89%

Monthly Cash Flow Forecasts
(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults: 133 / 108 / 163

Total Cum Collateral Losses (projected)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 16.67%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 28.28%	Solve For Price PV Bond Loss=$3.4mm Collat. Loss = 30.26%	Forecast PV Bond Loss=$0.0mm Collat. Loss = 24.89%	CDR Proj / Act
1	0.00					
2	0.00					
3	0.00					
4	0.00					
5	0.00					
6	0.00					0.00
7	0.00					0.00
8	0.00					0.00
9	0.00					1.01 / 0.00
10	0.00					2.03 / 0.13
11	0.00					3.25 / 0.25
12	0.00					2.47 / 0.29
13	0.00					2.69 / 2.13
14	0.10					2.91 / 1.83
15	0.20					3.13 / 5.33
16	0.40					3.35 / 3.34
17	0.68					4.02 / 6.31
18	1.03	1.03	1.03	1.03	1.03	4.00 / 4.67
19	1.17	1.24	1.29	1.35	1.21	5.34 / 4.34
20	1.52	1.45	1.59	1.59	1.42	6.00 / 11.42
21	1.78	1.66	1.84	1.92	1.76	6.75 / 6.69
22		2.02	2.13	2.29	2.04	7.50
23		2.26	2.82	2.67	2.33	8.25
24		2.48	2.93	3.17	2.64	9.00
25		2.71	3.39	3.71	2.98	9.75
26		2.93	3.87	4.29	3.34	10.50
27		3.15	4.39	4.91	3.73	11.25
28		3.37	4.94	5.57	4.15	12.00
29		3.58	5.52	6.26	4.58	12.75
30		3.79	6.12	6.98	5.04	13.50
31		4.00	6.76	7.74	5.52	14.25
32		4.20	7.42	8.52	6.03	15.00
33		4.40	8.11	9.33	6.55	15.75
34		4.60	8.81	10.17	7.09	16.50
35		4.79	9.85	11.02	7.66	17.25
36		4.98	10.33	11.90	8.24	18.00
37		5.17	11.01	12.76	8.79	17.92
38		5.35	11.73	13.53	9.33	17.83
39		5.54	12.35	14.28	9.84	17.75
40		5.72	12.97	14.99	10.33	17.67
41		5.89	13.55	15.66	10.80	17.58
42		6.07	14.12	16.30	11.25	17.50
43		6.24	14.65	16.90	11.69	17.42
44		6.41	15.17	17.47	12.10	17.33
45		6.57	15.66	18.02	12.50	17.25
46		6.74	16.12	18.53	12.88	17.17
47		6.90	16.55	19.02	13.25	17.08
48		7.05	16.98	19.48	13.60	17.00
49		7.21	17.38	19.92	13.93	16.92
50		7.36	17.77	20.34	14.26	16.83

March 31, 2009 Detailed Bond Analysis

The discussion below is the contemporaneous summary analysis of other than temporary impairment performed as of March 31, 2009. Please note that this may include references and discussion of securities which met the criteria outlined in Northern Trust’s Investment Security Impairment Policy as of March 31, 2009, but were not included in the listing of securities which had been in an unrealized loss position for more than 12 months as of March 31, 2009 on which the Staff is inquiring. The cash flow analyses that follow are the contemporaneous analyses performed at March 31, 2009 for those securities which had been in an unrealized loss position for more than 12 months for which Northern Trust’s Investment Security Impairment Policy required further analysis.

The following details our review of investment securities failing established screening tests for other than temporary impairment, as of March 31, 2009.

First Lien RMBS Bonds

We continue to see deterioration in performance metrics as defaults and delinquency rates on average continue to grow; though there’ve been declines in particular cases. Voluntary prepayments remain low, particularly within Alt-A loan pools. Home values nationwide continue to decline month over month, causing loss severities for most positions to rise as well. The continued decline has led us to increase our expected loss severity for a number of positions, particularly those highly concentrated in geographic markets experiencing greater depreciation. In our current performance forecasts, we expect these trends to continue into Q1 2010, but do not project principal losses in the base case.

As stated last month, realized losses continue to deplete credit enhancement levels for many positions, particularly mezzanine bonds and LXS 2007-4N 1A1 (pay-option alt-a). We haven’t experienced sustained default levels worse than anticipated, however severity rates are beginning to rise beyond forecast. As stated above, we’ve increased our base case severity as warranted. The credit enhancement reduction these bonds are experiencing increases the risk of loss should future defaults or severity rise beyond our projections, or remain elevated for a more extended period of time. Applying stress to our base case projections does create potential principal losses for some positions, however, we currently believe the forecasted base case adequately accounts for the deterioration expected over the next year. Based on these projections, we do not recommend these assets be classified as “other than temporarily impaired.”

Second Lien RMBS Bonds

The attached analysis evaluates the second lien securities without the support of their insurance policies. These bonds do not have significant credit enhancement beyond the guarantee, and as mentioned in previous months’ impairment checks, they will likely suffer losses should the monoline insurer fail on its guarantee obligation. Both FGIC and MBIA, however, have paid in full on all claims made and has given no indication that they will cease making payments in the future. Though MBIA recently split its structured finance and municipal insurance operations into separate companies, rating agency analysis indicated the structured finance entity retains sufficient capital to meet all expected claims. Given the shorter duration of our assets in comparison to some of the longer positions MBIA also insures, we are more confident in MBIA’s ability to meet its near term obligations. For these reasons, we do not recommend the insured second lien securities be classified as OTTI.

Securities previously deemed OTTI

Three securities classified as OTTI in Q4 2008 and included in the following analyses also failed our initial screen for OTTI. Though the price of these assets have declined further over the last 3 months, the performance data does not yet suggest we will incur a principal loss greater than the impairment already recognized. Though we will continue to monitor each positions we do not recommend any additional impairment at this time.

Credit Card Bonds (no additional analyses attached)

Two positions is Citi Credit Card Trust 2007-A7 A are included in the OTTI watch list this month due to an extended decline in market value. The current annualized charge off rate for Citi credit card loans averaged 7.05% in the most recent quarter, this is an increase from 6.33% at the end of 2008. It’s expected that annualized charge offs will continue to grow, as the rate typically tracks the unemployment rate closely. This indicates the annualized charge off rate may reach levels higher than 10% in a more stressful economic environment. Our senior position in the trust provides 16% credit enhancement, not including excess spread. This is substantial loss protection, in fact with the current level of enhancement, S&P analysis indicates a charge off rate over 9 times greater than current levels is needed to generate losses in the class A bonds. This indicates our positions remain well protected and should not be classified as OTTI.

CMLTI 2007-WFH3 M1
17313CAD1

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
	AAA*-	Caa2	7.01	(11.2)

Security Descriptive Data and Performance Statistics

collateral type	Subprime arm, 20% CA, ~30% balloon loans w/4yr CO payment date		
wala (months)	23		
actual 1 month CPR	14.28	3 Mo Avg Severity	64.06
actual 3 month CPR	12.89	6 Mo Avg Severity	51.86
actual 1 month CDR	11.04		
actual 3 month CDR	9.6		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	12.0	12.0	12.0	12.0	12.0
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	22.4	22.5	22.5	22.2	22.1
30 Day DQ	5.5	6.1	5.9	4.8	4.7
60+ DQ	31.0	28.2	26.5	24.1	22.0
Cum Losses	2.5	2.0	1.7	1.4	1.0
Price	7	10	10	17	21
G/(L)	(11.2)	(10.8)	(10.9)	(10.0)	(9.5)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR): 6.00

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
20	10.00	50.00
34	24.00	60.00
50	20.00	50.00
90	10.00	45.00
360	6.00	25.00

100% Balloon Default at reset off

1	0
25	10
36	40
43	25
90	6
360	6

Forecasted Default / Severity Curve
Forecasted Severity
Break Point immediate default of 100% of balloon loans @ reset
Forecasted CDR
Actual CDR
CDR %
Severity %
50.00
40.00
30.00
20.00
10.00
0.00
65.00
55.00
45.00
35.00
25.00
15.00
5.00
-5.00
0 25 50 75 100 125 150 175 200 225 250 275 300 325 350
CDR (%)
Actual CDR
cdr 2
Severity (%)
severity 2

Forecasting Model Derived Cum Loss Projections - Monthly
(cumulative collateral losses to entire deal)

Month	Actual Cum Loss	Current Default	Break Point	Solve for Price	Forecast	CDR Forecast	CDR Actual
% of Base Case Forecast Defaults			110	125	100		
Total Cum Collateral Losses Projected (% of original face)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 15.51%	Break Point Loss PV Bond Loss=$0.0mm Collat. Loss = 31.09%	Solve For Price PV Bond Loss=$9.4mm Collat. Loss = 32.72%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 29.04%		
1	0.00						
2	0.00						
3	0.00						0.00
4	0.00						0.00
5	0.00						0.00
6	0.00						0.00
7	0.00						0.00
8	0.00						0.67
9	0.00						0.00
10	0.00						0.00
11	0.00						0.00
12	0.00						2.59
13	0.13					6.50	0.44
14	0.25					7.00	1.59
15	0.27	0.27	0.27	0.27	0.27	7.00	0.49
16	0.48	0.36	0.55	0.60	0.48	8.00	5.31
17	0.71	0.53	0.87	1.06	0.66	8.50	6.60
18	1.05	0.98	1.05	1.14	0.96	9.00	7.66
19	1.65	1.12	1.42	1.43	1.40	9.50	3.67
20	1.41	1.25	1.48	1.54	1.44	10.00	4.94
21	1.68	1.75	1.88	1.96	1.86	11.00	7.82
22	1.96	2.07	2.14	2.25	2.09	12.00	7.65
23	2.509	2.43	2.84	2.88	2.54	13.00	11.04
24		2.71	3.18	3.43	3.03	14.00	
25		3.02	3.75	4.13	3.54	15.00	
26		3.32	4.28	4.51	4.10	16.00	
27		3.69	5.01	5.57	4.69	17.00	
28		3.90	5.70	6.36	5.30	18.00	
29		4.21	6.47	7.18	5.95	19.00	
30		4.52	7.18	8.06	6.63	20.00	
31		4.78	7.85	8.96	7.34	21.00	
32		5.06	8.78	9.88	8.08	22.00	
33		5.32	9.63	10.83	8.84	23.00	
34		5.58	10.40	11.85	9.63	24.00	
35		5.84	11.28	12.78	10.38	23.75	
36		6.10	12.08	13.65	11.09	23.50	
37		6.36	12.79	14.48	11.77	23.25	
38		6.59	13.49	15.28	12.42	23.00	
39		6.85	14.15	16.03	13.03	22.75	
40		7.07	14.79	16.64	13.61	22.50	
41		7.30	15.37	17.34	14.18	22.25	
42		7.53	15.93	17.93	14.69	22.00	
43		7.75	16.47	18.54	15.18	21.75	
44		7.97	16.97	19.09	15.66	21.50	
45		8.18	17.45	19.61	16.11	21.25	

Cumulative Collateral Default Projections
Solve for Price
Break Point
Base Case
Cur. Default
Cum Loss %
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
0 10 20 30 40 50 60 70 80 90 100
Month
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 15.51%
Break Point Loss PV Bond Loss=$0.0mm Collat. Loss = 31.09%
Solve For Price PV Bond Loss=$9.4mm Collat. Loss = 32.72%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 29.04%

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q2 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

WAMU 2006-AR11 B2

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
92922F206	AAA*	Ba2	36.99	(5.2)

Security Descriptive Data and Performance Statistics

collateral type	Prime/Alt-A pay option arm, record June 2006, 62% CA, 7% FL		
wale (months)	45		
actual 1 month CPR	8.27	3 Mo Avg Severity	59.92
actual 3 month CPR	7.35	6 Mo Avg Severity	45.93
actual 1 month CDR	5.61		
actual 3 month CDR	5.43		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	8.2	8.2	8.2	8.2	8.3
Factor	0.82	0.82	0.82	0.82	0.83
Credit Enhancement	13.8	13.7	13.7	13.9	14.0
30 Day DQ	6.7	6.9	6.2	5.8	5.1
60+ DQ	15.7	14.2	12.6	11.6	10.4
Cum Losses	0.3	0.3	0.2	0.2	0.1
Price	37	47	51	58	52
G/(L)	(5.2)	(4.2)	(4.0)	(4.6)	(4.0)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR): 6.00 breaks at 121% of lower back-end at 0 cpr

CDR/Severity Assumptions Month	CDR (%)	Severity (%)	S&P default curve (06 vintage)	Break Point @ lower back end cdr
1	0.00	0.00	0.1	0
5	0.00	5.00	0.4	0
29	1.00	35.00	3.9	1
35	2.00	40.00	4.6	2
44	3.00	42.00	5.8	3
59	4.65	45.00	7	14
73	4.62	40.00	3.9	0.75
103	3.00	33.00	1.75	1.75
363	1.00	33.00	1	0.875

Forecasted Default / Severity Curve
Forecasted Severity
S&P CDR Curve
Breakpoint @ lower back-end CDR
Forecasted CDR
Actual CDR
CDR %
Severity %
CDR (%)
Actual CDR
Break Point @ lower back end cdr
S&P default curve (06 vintage)
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly

(cumulative collateral losses to entire deal)

	Actual Cum Loss	Lower Back-End	Break Point	Solve for Price	Forecast	CDR	
% of Base Case Forecast Defaults		175	137	105	169		
Total Cum Collateral Losses Projected (% of original face)	Actual	Lower Back-End CDR PV Bond Loss=$0.0mm Collat. Loss = 2.844%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 3.69%	Solve For Price PV Bond Loss=$4.4mm Collat. Loss = 4.95%	Forecast PV Bond Loss=$0.0 Int.Collat. Loss = 3.03%	Forecast	Actual
Month							
1	0.00						
2	0.00						
3	0.00						
4	0.00						
5	0.00						
6	0.00						
7	0.00						
8	0.00						
9	0.00						
10	0.00						
11	0.00						
12	0.00						
13	0.00						
14	0.00						
15	0.00						
16	0.00						
17	0.00						
18	0.00						
19	0.00						
20	0.00						
21	0.00						
22	0.00						
23	0.00						
24	0.00						
25	0.00						0.00
26	0.00						0.00
27	0.00						0.00
28	0.00						0.00
29	0.00						0.00
30	0.00						0.00
31	0.00						0.45
32	0.00						0.56
33	0.00						0.50
34	0.00						0.44
35	0.00					2.00	0.43
36	0.00					2.11	0.43
37	0.05					2.22	3.81
38	0.05	0.05			0.06	2.33	0.89
39	0.08	0.09			0.08	2.44	3.90
40	0.09	0.10			0.12	2.55	0.72
41	0.11	0.12			0.15	2.66	3.45
42	0.13	0.14	0.16	0.16	0.16	2.78	3.72
43	0.17	0.15	0.18	0.19	0.17	2.89	3.89
44	0.23	0.17	0.23	0.23	0.20	3.00	6.21
45	0.271	0.19	0.26	0.23	0.24	3.18	4.41

Cumulative Collateral Default Projections
Solve for Price
Break Point
Lower Back-End CDR
Base Case
Cum Loss %
Month
Actual
Lower Back-End CDR PV Bond Loss=$0.0mm Collat. Loss = 2.844%
Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 3.69%
Solve For Price PV Bond Loss=$4.4mm Collat. Loss = 4.95%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 3.03%

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q3 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

STARM 07-S1 B1 | S&P Rating | Moody's Rating | Market Price | Unrealized Loss
855541AF5 | B | N/A | 58.01 | (2.9)

Security Descriptive Data and Performance Statistics

Collateral type	Prime Arm, 2005 production, 45% 5/1, 19% FL		
Wala (months)	42		
Actual 1 month CPR	14.04	3 Mo Avg Severity	-
Actual 3 month CPR	12.37	6 Mo Avg Severity	28.48
Actual 1 month CDR	0.00		
Actual 3 month CDR	0.00		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	7.1	7.1	7.1	7.1	7.1
Factor	0.99	0.99	0.99	0.99	0.99
Credit Enhancement	1.7	1.7	1.7	1.8	1.7
30 Day DQ	1.5	1.3	1.1	1.6	1.2
60+ DQ	2.4	2.3	2.1	1.4	1.0
Cum Losses	0.1	0.1	0.1	0.1	0.1
Price	59	58	58	58	63
MV(L)	(2.9)	(3.0)	(3.6)	(2.9)	(2.8)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 13.00

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
9	0.00	0.00
19	0.10	35.00
25	0.28	35.00
40	0.88	35.00
60	1.00	38.00
120	0.25	20.00
360	0.05	15.00

Forecasting Model Derived Cum Loss Projections - Monthly
(cumulative collateral losses to entire deal)

% of Forecast (Base Case) Defaults / Total Cum Collateral Losses Projected (% of original face) / Month	Actual Cum Loss / Actual	Current Default / Current Default PV Bond Loss=$0.0mm Collat. Loss = 0.79%	Break Point 135 / Break Point Loss PV Bond Loss=$0.07mm Collat. Loss = 1.37%	Solve for Price 159 / Solve For Price PV Bond Loss=$1.5mm Collat. Loss = 2.08%	Forecast 100 / Forecast PV Bond Loss=$0.0 mm Collat. Loss = 1.08%	CDR Forecast	CDR Actual
1	0.00						
2	0.00						
3	0.00						
4	0.00						
5	0.00						0.00
6	0.00						0.00
7	0.00						0.00
8	0.00						0.00
9	0.00						0.00
10	0.00					0.28	0.27
11	0.01					0.36	0.00
12	0.01	0.01	0.01	0.01	0.01	0.41	0.00
13	0.01	0.01	0.02	0.03	0.02	0.56	0.79
14	0.02	0.02	0.04	0.05	0.04	0.71	0.87
15	0.04	0.02	0.06	0.07	0.05	0.72	0.34
16	0.06	0.02	0.06	0.09	0.06	0.75	0.82
17	0.08	0.07	0.08	0.09	0.08	0.77	0.84
18	0.08	0.08	0.09	0.11	0.09	0.80	0.00
19	0.075	0.09	0.10	0.13	0.09	0.83	0.00
20	0.075	0.10	0.10	0.16	0.09	0.85	0.00
21		0.11	0.12	0.19	0.11	0.88	
22		0.12	0.15	0.22	0.13	0.89	
23		0.13	0.17	0.24	0.15	0.90	
24		0.14	0.20	0.27	0.17	0.91	
25		0.15	0.23	0.30	0.19	0.92	
26		0.15	0.25	0.33	0.21	0.93	
27		0.16	0.27	0.36	0.23	0.94	
28		0.17	0.30	0.39	0.25	0.95	
29		0.18	0.33	0.42	0.28	0.96	
30		0.19	0.35	0.44	0.30	0.97	
31		0.20	0.38	0.47	0.32	0.98	
32		0.21	0.40	0.50	0.34	0.99	
33		0.21	0.43	0.53	0.36	1.00	
34		0.22	0.46	0.55	0.38	1.00	
35		0.23	0.48	0.59	0.40	0.99	
36		0.24	0.51	0.62	0.42	0.98	
37		0.24	0.53	0.64	0.44	0.98	
38		0.25	0.56	0.67	0.46	0.97	
39		0.26	0.58	0.70	0.48	0.97	
40		0.27	0.61	0.72	0.50	0.96	
41		0.27	0.63	0.75	0.52	0.96	
42		0.28	0.65	0.77	0.54	0.95	
43		0.29	0.67	0.79	0.56	0.95	
44		0.29	0.69	0.82	0.57	0.94	
45		0.30	0.71	0.84	0.58	0.94	

Forecasted Default / Severity Curve
CDR %
Severity %
Forecasted Severity
Actual CDR
Forecasted CDR
CDR (%)
Actual CDR
Severity (%)

Cumulative Collateral Default Projections
Cum Loss %
Month
Solve for Price
Break Point
Base Case
Cur. Default
Actual

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q2 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

FFML 2006-FF14 A4

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
32027LAD7	A	Aa2	57.46	(12.2)

Security Descriptive Data and Performance Statistics

collateral type	Subprime arm		
wala (months)	31		
actual 1 month CPR	24.83	3 Mo Avg Severity	63.97
actual 3 month CPR	27.83	6 Mo Avg Severity	58.17
actual 1 month CDR	23.07		
actual 3 month CDR	24.73		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	28.7	28.7	28.7	28.7	28.7
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	68.2	67.5	66.7	65.7	64.7
30 Day DQ	6.1	6.3	5.5	7.5	7.4
60+ DQ	45.1	44.2	43.1	40.9	37.3
Cum Losses	7.5	7.2	5.8	4.7	4.3
Price	57	58	59	57	59
G/(L)	(12.2)	(12.0)	(12.1)	(12.6)	(11.8)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 15.00 Doesn't break @ 0cpr

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
20	16.00	53.00
40	22.40	55.00
60	24.00	63.00
80	22.40	53.00
100	20.00	45.00
360	12.00	40.00

Forecasted Default / Severity Curve
Forecasted CDR
Forecasted Severity
CDR %
Severity %
CDR (%)
Actual CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly
(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults / Total Cum Collateral Losses Projected (% of original face)	Actual Cum Loss	Current Default	Break Point n/a	Solve for Price n/a	Forecast 100	CDR	
	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 24.66%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 48.34%	Solve For Price PV Bond Loss=$13.0mm Collat. Loss = 51.79%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 25.35%	Forecast	Actual
Month							
1	0.00						
2	0.00						0.00
3	0.00						0.00
4	0.00						0.44
5	0.00						0.00
6	0.00						0.21
7	0.00						0.15
8	0.00						0.40
9	0.00						0.22
10	0.00						0.79
11	0.00						1.04
12	0.00						1.29
13	0.00						1.22
14	0.00						1.81
15	0.00						1.91
16	0.00						2.21
17	0.00						5.74
18	0.46						2.76
19	0.65						7.69
20	1.02						11.81
21	1.38						13.15
22	1.72						16.70
23	2.38						17.99
24	2.92	2.92	2.92		2.92		15.86
25	3.95	3.52	9.54		3.53		26.82
26	4.33	4.10	13.90		4.13		14.10
27	4.68	5.03	14.90	14.95	4.92		14.87
28	5.80	5.52	15.16	15.60	5.45	18.92	20.22
29	7.21	6.16	22.93	23.95	6.00	19.20	25.89
30	7.50	6.78	28.91	30.22	6.61	19.52	23.07
31		7.38	33.49	35.19	7.19	19.84	
32		7.96	36.99	38.79	7.75	20.16	
33		8.51	39.56	41.62	8.31	20.48	
34		9.06	41.70	43.77	8.86	20.80	
35		9.58	43.26	45.42	9.41	21.12	
36		10.08	44.45	46.69	9.95	21.44	
37		10.57	45.37	47.65	10.48	21.76	
38		11.04	46.06	48.38	11.00	22.08	
39		11.50	46.60	48.95	11.52	22.40	
40		11.94	47.00	49.38	12.03	22.48	
41		12.37	47.32	49.71	12.50	22.56	
42		12.78	47.58	49.95	12.98	22.64	
43		13.18	47.74	50.15	13.44	22.72	
44			47.87	50.33		22.80	
45			47.98	50.41		22.88	

Base Case
Cumulative Collateral Default Projections
Solve for Price
Break Point
Base Case
Cur. Default
Cum Loss %
Month
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 24.66%
Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 48.34%
Solve For Price PV Bond Loss=$13.0mm Collat. Loss = 51.79%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 25.35%

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q3 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

FFML 2006-FF11 2A2

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
32028PAD7	AAA/-	Ba3	62.96	(12.2)

Security Descriptive Data and Performance Statistics

collateral type	Subprime arm, 1208 and 5/25 resets, 29% CA, 14% FL		
wala (months)	33		
actual 1 month CPR	17.80	3 Mo Avg Severity	34.57
actual 3 month CPR	22.05	6 Mo Avg Severity	28.91
actual 1 month CDR	16.27		
actual 3 month CDR	18.73		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	22.9	22.9	22.9	22.9	22.9
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	24.7	24.8	24.8	24.9	25.0
30 Day DQ	5.4	5.5	5.3	6.6	5.8
60+ DQ	49.9	48.4	46.1	43.9	41.3
Cum Losses	8.0	7.8	6.9	6.1	5.5
Price	62	63	61	59	60
G/(L)	(12.2)	(12.2)	(12.8)	(13.6)	(13.1)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 4.00 Doesn't break @ 0cpr

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
20	16.00	53.00
40	22.40	55.00
60	24.00	63.00
80	22.40	53.00
100	20.00	45.00
360	12.00	40.00

Forecasted Default / Severity Curve
Forecasted CDR
Forecasted Severity
CDR %
Severity %
CDR (%)
Actual CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly

(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults	Actual Cum Loss	Current Default	Break Point 230	Solve for Price n/a	Forecast 100		
Total Cum Collateral Losses Projected (% of original face)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 31.72%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 38.71%	Solve For Price PV Bond Loss=$13.5mm Collat. Loss = 46.00%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 33.61%	CDR Forecast	CDR Actual
Month							
1	0.00						
2	0.00						
3	0.00						
4	0.00						0.00
5	0.00						0.00
6	0.00						0.00
7	0.00						0.00
8	0.00						0.00
9	0.00						0.00
10	0.00						0.00
11	0.00						1.40
12	0.00						1.60
13	0.04						1.52
14	0.04						1.27
15	0.09						2.89
16	0.14						3.42
17	0.20						2.87
18	0.26						4.94
19	0.36						2.87
20	0.54						6.95
21	0.86						11.25
22	1.31						13.69
23	1.79						14.17
24	2.13						13.25
25	2.74	2.74			2.74		20.62
26	3.47	3.30			3.34		21.16
27	4.10	3.85			3.92		19.82
28	4.77	4.38			4.50		21.09
29	5.53	4.88			5.36		22.15
30	6.11	6.21	6.15	6.15	6.12	19.20	18.90
31	6.94	6.71	7.90	15.10	6.70	22.40	20.17
32	7.84	7.29	9.63	22.65	7.29	22.48	17.60
33	8.04	7.87	11.31	27.48	7.89	22.56	16.21
34		8.42	12.93	31.65	8.48	22.64	
35		8.97	14.49	34.93	9.07	22.72	
36		9.50	15.99	37.42	9.66	22.80	
37		10.03	17.43	39.37	10.25	22.88	
38		10.54	18.81	40.89	10.84	22.96	
39		11.03	20.13	42.05	11.43	23.04	
40		11.52	21.40	42.97	12.01	23.12	
41		11.99	22.59	43.69	12.58	23.20	
42		12.46	23.76	44.23	13.15	23.28	
43		12.91	24.75	44.65	13.70	23.36	
44		13.36	25.74	44.98	14.25	23.44	
45		13.79	26.96	45.24	14.79	23.52	

Solve for Price

Cumulative Collateral Default Projections
Solve for Price
Break Point
Base Case
Cur. Default
Cum Loss %
Month
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 31.72%
Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 38.71%
Solve For Price PV Bond Loss=$13.5mm Collat. Loss = 46.00%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 33.61%

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q3 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

HEAT 2006-8 2A2 — 437096AC8

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
HEAT 2006-8 2A2 / 437096AC8	AA*-	Ba1	46.90	(5.6)

Security Descriptive Data and Performance Statistics

collateral type	Subprime arm		
wala (months)	31		
actual 1 month CPR	24.26	3 Mo Avg Severity	62.77
actual 3 month CPR	27.69	6 Mo Avg Severity	62.67
actual 1 month CDR	22.06		
actual 3 month CDR	24.63		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	10.5	10.5	10.5	10.5	10.5
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	60.3	60.0	59.5	58.9	59.4
30 Day DQ	5.0	6.2	7.2	6.9	5.7
60+ DQ	52.0	49.7	47.3	45.5	44.2
Cum Losses	10.5	9.8	8.9	8.2	7.4
Price	47	49	49	48	50
G/(L)	(5.6)	(5.3)	(5.3)	(5.5)	(3.4)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 4.00 — Doesn't break @ 0cpr

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
20	25.00	53.00
40	35.00	55.00
60	37.50	63.00
80	35.00	53.00
100	32.50	45.00
360	20.00	40.00

Forecasting Model Derived Cum Loss Projections - Monthly

(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults / Total Cum Collateral Losses Projected (% of original face)	Actual Cum Loss — Actual	Current Default — Current Default PV Bond Loss=$0.0mm Collat. Loss = 34.96%	Break Point n/a — Break Point Loss PV Bond Loss=$0.15mm Collat. Loss = 46.58%	Solve for Price n/a — Solve For Price PV Bond Loss=$1.0mm Collat. Loss = 52.54%	Forecast 100 — Forecast PV Bond Loss=$0.0 mm Collat. Loss = 39.02%	CDR Forecast	CDR Actual
Month 1	0.00						
2	0.00						
3	0.00						
4	0.00						
5	0.00						
6	0.00						0.16
7	0.00						0.00
8	0.00						0.29
9	0.00						0.00
10	0.00						1.50
11	0.07						1.22
12	0.07						1.45
13	0.12						1.96
14	0.23						5.06
15	0.46						7.35
16	0.67						7.26
17	1.01						10.79
18	1.55						12.85
19	2.11						17.20
20	2.85						14.24
21	3.15					25.50	18.71
22	3.92					26.00	20.22
23	4.38	4.38			4.38	26.50	13.49
24	5.02	5.08			5.34	27.00	18.77
25	5.75	5.74			6.27	27.50	22.89
26	6.53	6.38			7.18	28.00	24.14
27	7.42	6.98			8.06	28.50	24.75
28	8.16	8.20	8.16	8.16	8.38	29.00	20.57
29	8.85	8.88	18.74	20.81	9.11	29.50	19.71
30	9.775	9.58	26.38	29.42	10.30	30.00	22.06
31	16.524	10.25	31.89	35.84	10.99	30.50	22.06
32		10.92	35.96	40.48	11.91	31.00	
33		11.56	38.73	43.82	12.83	31.50	
34		12.19	40.90	46.24	13.73	32.00	
35		12.80	42.29	47.98	14.62	32.50	
36		13.39	43.37	49.23	15.50	33.00	
37		13.97	44.14	50.14	16.37	33.50	
38		14.53	44.76	50.79	17.22	34.00	
39		15.08	45.11	51.26	18.06	34.50	
40		15.61	45.40	51.63	18.89	35.00	
41		16.13	45.61	51.85	19.69	35.13	
42		16.64		52.03	20.47	35.25	
43		17.13		52.15	21.22	35.38	
44		17.61		52.25	21.96	35.50	
45		18.07		52.31	22.68	35.63	

Forecasted Default / Severity Curve
Forecasted CDR
Forecasted Severity
Actual CDR
CDR%
Severity %
CDR (%)
Actual CDR
Severity (%)

Cumulative Collateral Default Projections
Break Point
Base Case
Cur. Default
Cum Loss %
Month
Actual

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q3 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

MSAC 06-WMC2 A2B

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
61749KAD5	AAA/-	B3	78.09	(8.3)

Security Descriptive Data and Performance Statistics

Collateral type	2006 subprime		
loan age (months)	38		
actual 1 month CPR	33.29	3 Mo Avg Severity	38.81
actual 3 month CPR	34.03	6 Mo Avg Severity	41.63
actual 1 month CDR	33.11		
actual 3 month CDR	32.73		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	34.9	37.3	40.6	40.9	40.6
Factor	0.87	0.93	1.00	1.00	1.00
Credit Enhancement	17.6	17.8	19.6	17.9	20.6
30 Day DQ	4.0	5.2	5.1	5.7	4.6
60+ DQ	60.3	58.7	57.2	55.8	56.3
Cum Losses	17.5	16.5	15.1	14.0	12.8
Price	78	79	79	77	79
G/(L)	(8.3)	(7.9)	(9.4)	(8.4)	(8.8)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 4.00

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
20	35.00	53.00
40	49.00	55.00
60	52.00	63.00
80	49.00	53.00
100	45.00	45.00
360	38.00	43.00

Forecasted Default / Severity Curve
Forecasted Severity
Forecasted CDR
Actual CDR
CDR %
Severity %
CDR (%)
Actual CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly
(cumulative collateral losses to entire deal)

% of Forecast (Base Case) Defaults / Total Cum Collateral Losses Projected (% of original face)	Actual Cum Loss / Actual	Current Default / Current Default PV Bond Loss=$0.0mm Collat. Loss = 39.06%	Break Point 130 / First Dollar Loss PV Bond Loss=$0.1mm Collat. Loss = 42.11%	Solve for Price n/a / Solve For Price PV Bond Loss=1.69mm Collat. Loss = 43.59%	Forecast 100 / Forecast PV Bond Loss=$0.0 mm Collat. Loss = 41.09%	CDR Forecast	CDR Actual
Month							
1	0.00						
2	0.00						
3	0.00						
4	0.00						0.00
5	0.00						0.00
6	0.00						0.00
7	0.00						0.04
8	0.00						0.00
9	0.18						1.82
10	0.37						1.84
11	0.48						1.14
12	0.49						0.21
13	0.80						2.45
14	1.08						4.43
15	1.29						4.89
16	1.50						4.70
17	1.72						5.83
18	1.79						3.83
19	1.87						3.81
20	2.19						8.44
21	2.33						6.89
22	2.93						11.70
23	3.28						9.72
24	4.00						17.84
25	4.56						20.40
26	5.09						24.89
27	5.76	5.76			5.76		28.29
28	8.18	7.07			7.71		30.18
29	9.73	8.33			8.63		33.00
30	11.01	9.05			9.52		33.00
31	12.75	9.73	12.75	12.75	10.37		44.20
32	14.00	13.92	15.40	17.20	14.10	43.40	35.00
33	15.16	14.94	15.80	21.67	15.34	44.00	33.77
34	16.49	15.85	17.61	25.11	16.66	45.00	36.29
35	17.46	16.72	19.30	28.61	17.92	45.20	36.11
36		17.56	20.90	30.45	19.15	45.90	
37		18.37	22.46	32.01	20.34	47.60	
38		19.14	23.90	34.35	21.50	48.30	
39		19.89	25.30	35.72	22.63	49.00	
40		20.61	26.62	36.95	23.71	49.18	
41		21.31	27.90	37.59	24.73	49.35	
42		21.98	28.97	38.87	25.71	49.53	
43		22.62	30.00	39.63	26.64		
44		23.24	31.00	40.23			
45		23.83	31.91	40.75			

Cumulative Collateral Default Projections
Solve for Price
Break Point
Base Case
Cur. Default
Cum Loss %
Month
Actual

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q2 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

STARM 2007-4 1A1	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
784738AA1	A	B3	72.95	(3.0)

Security Descriptive Data and Performance Statistics

Collateral type	2007 production 3/1 arm, no neg am. 1/10 reset		
loan age (months)	28		
actual 1 month CPR	0.12	3 Mo Avg Severity	#DIV/0!
actual 3 month CPR	0.12	6 Mo Avg Severity	#DIV/0!
actual 1 month CDR	0.00		
actual 3 month CDR	0.00		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	11.1	11.2	11.2	11.2	11.2
Factor	0.87	0.87	0.87	0.87	0.87
Credit Enhancement	13.7	12.6	12.6	13.6	13.8
30 Day DQ	0.0	6.0	0.0	9.9	9.9
60+ DQ	19.9	13.9	13.9	13.9	4.0
Cum Losses	0.0	0.0	0.0	0.0	0.0
Price	73	72	73	76	77
W/(L)	(3.0)	(3.1)	(3.1)	(2.9)	(2.8)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 1.00

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
9	0.00	0.00
19	0.10	25.00
25	0.28	25.00
40	0.88	35.00
60	1.00	38.00
120	0.25	28.00
360	0.05	15.00

Forecasted Default / Severity Curve
CDR %
Severity %
Forecasted Severity
Forecasted CDR
1.20
1.00
0.80
0.60
0.40
0.20
0.00
50.00
40.00
30.00
20.00
10.00
0.00
-10.00
0
25
50
75
100
125
150
175
200
225
250
275
300
325
350
CDR (%)
Actual CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly
(cumulative collateral losses to entire deal)

	Actual Cum Loss	Current Default	Break Point	Solve for Price	Forecast	CDR	
% of Forecast (Base Case) Defaults			[illegible]	2300	100		
Total Cum Collateral Losses Projected (% of original face)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 0.01%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 6.60%	Solve For Price PV Bond Loss=$2.9mm Collat. Loss = 17.94%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 1.32%	Forecast	Actual
Month							
1	0.00						
2	0.00						
3	0.00						
4	0.00						0.00
5	0.00						0.00
6	0.00						0.00
7	0.00						0.00
8	0.00						0.00
9	0.00						0.00
10	0.00						0.00
11	0.00						0.00
12	0.00					0.00	0.00
13	0.00	0.00				0.00	0.00
14	0.00	0.00	0.00	0.00	0.00	0.00	0.00
15	0.00	0.00	0.00	0.00	0.00	0.01	0.00
16	0.00	0.00	0.00	0.02	0.00	0.02	0.00
17	0.00	0.00	0.00	0.03	0.00	0.07	0.00
18	0.00	0.00	0.00	0.05	0.00	0.10	0.00
19	0.00	0.00	0.00	0.07	0.00	0.13	0.00
20	0.00	0.00	0.01	0.12	0.00	0.15	0.00
21		0.00	0.02	0.17	0.00	0.18	
22		0.00	0.03	0.24	0.01	0.21	
23		0.00	0.05	0.31	0.01	0.23	
24		0.00	0.07	0.39	0.01	0.26	
25		0.00	0.09	0.48	0.01	0.29	
26		0.00	0.11	0.58	0.02	0.31	
27		0.00	0.13	0.69	0.02	0.34	
28		0.00	0.16	0.81	0.03	0.37	
29		0.00	0.19	0.94	0.03	0.40	
30		0.00	0.22	1.08	0.04	0.42	
31		0.00	0.25	1.23	0.04	0.45	
32		0.00	0.29	1.39	0.05	0.48	
33		0.00	0.33	1.55	0.06	0.50	
34		0.00	0.37	1.74	0.06	0.53	
35		0.00	0.42	1.94	0.07	0.56	
36		0.00	0.47	2.14	0.08	0.58	
37		0.00	0.52	2.35	0.09	0.61	
38		0.00	0.57	2.57	0.10	0.64	
39		0.00	0.63	2.80	0.11	0.66	
40		0.00	0.69	3.04	0.12	0.69	
41		0.00	0.76	3.29	0.13	0.72	
42		0.00	0.82	3.55	0.14	0.75	
43		0.00	0.89	3.82	0.15	0.77	
44		0.00	0.97	4.10	0.16	0.80	
45		0.00	1.05	4.39	0.18	0.83	

Cumulative Collateral Default Projections
Cum Loss %
Solve for Price
Break Point
Base Case
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
0
10
20
30
40
50
60
70
80
90
100
Month
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 0.01%
Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 6.60%
Solve For Price PV Bond Loss=$2.9mm Collat. Loss = 17.94%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 1.32%

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q2 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

JPALT 2006-S3 A2A

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
46628WAC0	AAA/-	Baa1	87.17	(1.6)

Security Descriptive Data and Performance Statistics

collateral type	Alt-A arm		
wale (months)	34		
actual 1 month CPR	13.03	3 Mo Avg Severity	33.54
actual 3 month CPR	8.48	6 Mo Avg Severity	33.01
actual 1 month CDR	10.26		
actual 3 month CDR	5.26		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	12.8	12.8	12.8	12.8	12.8
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	20.3	20.3	19.9	19.8	19.5
30 Day DQ	6.1	5.8	6.7	6.1	6.7
60+ DQ	23.7	23.2	21.2	20.2	17.9
Cum Losses	1.7	1.4	1.3	1.2	1.0
Price	87	85	85	85	85
G/(L)	(1.6)	(1.9)	(2.0)	(1.9)	(1.9)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 4.00

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
5	0.00	33.00
29	4.20	55.00
35	6.60	55.00
44	9.00	53.00
60	7.20	53.00
73	4.80	45.00
103	3.60	33.00
363	1.80	33.00

Forecasted Default / Severity Curve
CDR%
Severity %
Forecasted Severity
Forecasted CDR
Actual CDR
CDR (%)
Actual CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly

(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults / Total Cum Collateral Losses Projected (% of original face)	Actual Cum Loss	Current Default	Break Point 300	Solve for Price n/a	Forecast 100	CDR	
	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 13.16%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 30.35%	Solve For Price PV Bond Loss=$0.4mm Collat. Loss = 42.49%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 12.69%	Forecast	Actual
Month							
1							
2							
3							
4							
5							
6							
7							
8							0.00
9							0.00
10							0.00
11							0.65
12							0.00
13							0.22
14							0.00
15							0.65
16							1.55
17	0.02						1.84
18	0.03						1.05
19	0.04						0.34
20	0.05						0.50
21	0.06						0.43
22	0.08						3.75
23	0.13						3.22
24	0.23						3.76
25	0.35						4.60
26	0.57						6.80
27	0.72						4.01
28	0.82						5.60
29	0.92						4.25
30	1.01						3.75
31	1.23						7.26
32	1.31	1.31	1.31	1.31	1.31		2.64
33	1.41	1.43	2.30	5.62	1.50	6.20	2.87
34	1.68	1.54	3.34	9.47	1.71	6.60	10.26
35		1.65	4.38	12.92	1.91	6.87	
36		1.76	5.41	16.61	2.13	7.13	
37		1.88	6.45	18.78	2.34	7.40	
38		1.99	7.47	21.26	2.56	7.67	
39		2.09	8.49	23.47	2.78	7.93	
40		2.20	9.50	25.46	3.01	8.20	
41		2.31	10.49	27.34	3.23	8.47	
42		2.42	11.46	29.03	3.46	8.73	
43		2.52	12.41	30.35	3.69	9.00	
44		2.63	13.36		3.92	9.09	
45		2.73	14.14		4.14	9.78	

Cumulative Collateral Default Projections
Cum Loss %
Month
Solve for Price
Break Point
Base Case
Cur. Default
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 13.16%
Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 30.35%
Solve For Price PV Bond Loss=$0.4mm Collat. Loss = 42.49%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 12.69%

Definitions and Commentary

CPR: annualized monthly prepayment rate

CDR: annualized monthly default rate

Severity: loss percentage given default

Forecast: base case projection, assuming weak housing and economic conditions persisting into Q3 2010.

Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.

Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.

Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

JPALT 2006-7 2a2 | **S&P Rating** | **Moody's Rating** | **Market Price** | **Unrealized Loss**

466296AQ4 | AAA/- | Aa2 | 90.36 | (0.4)

Security Descriptive Data and Performance Statistics

collateral type	Alt-A arm		
wale (months)	30		
actual 1 month CPR	13.14	3 Mo Avg Severity	43.73
actual 3 month CPR	13.29	6 Mo Avg Severity	35.97
actual 1 month CDR	2.59		
actual 3 month CDR	8.10		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	2.1	2.3	2.3	2.6	3.3
Factor	0.14	0.15	0.15	0.17	0.22
Credit Enhancement	17.1	17.1	17.2	17.4	17.4
30 Day DQ	4.2	4.2	3.2	4.6	5.3
60+ DQ	27.7	25.5	23.7	23.1	21.4
Cum Losses	1.3	1.2	1.1	0.9	0.5
Price	90	75	75	75	85
G/(L)	(0.4)	(0.6)	(0.0)	(0.6)	(0.0)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 0.00

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
5	0.00	23.00
29	7.00	65.00
35	11.00	65.00
44	15.00	53.00
60	12.00	53.00
73	8.00	45.00
103	5.00	23.00
363	3.00	23.00

Forecasting Model Derived Cum Loss Projections - Monthly

(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults	Actual Cum Loss	Current Default	Break Point n/a	Solve for Price n/a	Forecast 100		
Total Cum Collateral Losses Projected (% of original face)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 13.04%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 43.56%	Solve For Price PV Bond Loss=$0.4mm Collat. Loss = 45.93%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 15.12%	CDR Forecast	CDR Actual
Month 1							
2							
3							
4							
5							
6							
7							
8							
9							
10							
11							
12							0.00
13							0.00
14							0.00
15							0.00
16							0.00
17							0.00
18							0.00
19							4.24
20							2.89
21							0.00
22							2.41
23							13.59
24	0.43						0.00
25	0.51						4.87
26	0.51						0.00
27	0.75						12.47
28	1.11	1.11	1.11	1.11	1.11		17.82
29	1.25	1.31	7.01	9.69	1.35	7.00	3.88
30	1.32	1.50	12.11	15.89	1.60	7.67	2.59
31		1.69	17.76	20.93	1.87	8.33	
32		1.89			2.16	9.00	
33		2.07			2.46	9.67	
34		2.25			2.78	10.33	
35		2.43			3.11	11.00	
36		2.61			3.43	11.44	
37		2.79			3.77	11.89	
38					4.10	12.33	
39					4.44	12.78	
40							
41							
42							
43							
44							
45							

Forecasted Default / Severity Curve
Forecasted Severity
Forecasted CDR
Actual CDR
CDR%
Severity %
CDR (%)
Actual CDR
Severity (%)

Cumulative Collateral Default Projections
Solve for Price
Break Point
Base Case
Cur. Default
Cum Loss %
Month
Actual

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q3 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

CHASE 2006-A1 2A1

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
16163CAF9	n/a	Aa3/-	75.06	(4.2)

Security Descriptive Data and Performance Statistics

collateral type	Prime		
wala (months)	33		
actual 1 month CPR	7.09	3 Mo Avg Severity	#DIV/0!
actual 3 month CPR	10.01	6 Mo Avg Severity	#DIV/0!
actual 1 month CDR	1.40		
actual 3 month CDR	3.07		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	17.1	17.4	17.7	18.4	18.5
Factor	0.43	0.44	0.44	0.46	0.46
Credit Enhancement	8.4	8.4	8.5	8.6	8.7
30 Day DQ	2.2	2.1	2.4	1.9	2.2
60+ DQ	9.7	9.2	7.9	7.7	6.6
Cum Losses	0.4	0.3	0.2	0.1	0.1
Price	75	85	85	86	80
G/(L)	(4.2)	(2.4)	(2.4)	(2.8)	(2.2)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR): 10.00

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
5	0.00	15.00
29	2.45	41.25
35	3.85	41.25
44	5.25	37.50
60	4.20	37.50
73	2.80	33.75
103	2.10	32.50
363	1.05	15.00

Forecasted Default / Severity Curve
CDR%
Severity %
Forecasted Severity
Forecasted CDR
Actual CDR
CDR (%)
Actual CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly

(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults	Actual Cum Loss	Current Default	Break Point 150	Solve for Price n/a	Forecast 100		
Total Cum Collateral Losses Projected (% of original face)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 4.70%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 6.34%	Solve For Price PV Bond Loss=$2.8mm Collat. Loss = 15.20%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 4.45%	CDR Forecast	CDR Actual
Month							
1							
2							
3							
4							
5							
6							
7							
8							
9							
10							
11							
12							
13							
14							0.00
15							0.00
16							0.00
17							0.00
18							0.00
19							0.00
20							0.00
21							0.00
22							0.00
23							0.00
24							0.00
25							0.00
26							0.00
27	0.00						0.00
28	0.06						3.90
29	0.06						0.00
30	0.12						2.79
31	0.24	0.24	0.24	0.24	0.24		0.15
32	0.31	0.30	0.36	0.74	0.32	3.38	3.61
33	0.35	0.35	0.49	1.35	0.40	3.62	1.40
34		0.41	0.62	1.81	0.49	3.85	
35		0.46	0.76	2.36	0.58	4.01	
36		0.52	0.90	2.93	0.67	4.16	
37		0.57	1.04	3.45	0.77	4.32	
38		0.63	1.18	4.03	0.86	4.47	
39		0.68	1.33	4.54	0.96	4.63	
40		0.73	1.47	5.08	1.05	4.78	
41		0.78	1.62	5.61	1.15	4.94	
42		0.83	1.77	6.14	1.25	5.09	
43		0.88	1.91	6.65	1.35	5.25	
44		0.93	2.06	7.15	1.44	5.18	
45		0.98	2.20	7.62	1.54	5.12	

Cumulative Collateral Default Projections
Cum Loss %
Month
Solve for Price
Break Point
Base Case
Cur. Default
Actual

Definitions and Commentary

CPR: annualized monthly prepayment rate

CDR: annualized monthly default rate

Severity: loss percentage given default

Forecast: base case projection, assuming weak housing and economic conditions persisting into Q2 2010.

Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.

Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.

Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

LXS 2007-4N 1A1

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
52524HAA0	B+/-	Caa3	37.10	(33.0)

Security Descriptive Data and Performance Statistics

Collateral type	Alt-A pay option arm, 2006 issued, avg 40 months to payment recast, 60% CA, 9% FL, 5% AZ		
Walls (months)	29		
Actual 1 month CPR	13.50	3 Mo Avg Severity	53.47
Actual 3 month CPR	10.76	6 Mo Avg Severity	49.59
Actual 1 month CDR	9.74		
Actual 3 month CDR	8.49		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	52.4	53.4	54.2	54.8	55.2
Factor	0.68	0.67	0.69	0.68	0.69
Credit Enhancement	12.3	12.4	12.5	12.5	12.8
30 Day DQ	8.4	7.3	8.4	8.5	3.8
60+ DQ	39.2	33.9	30.1	26.8	24.1
Cum Losses	2.4	2.1	1.7	1.4	1.0
Price	37	38	38	38	68
G/(L)	(33.0)	(32.7)	(33.3)	(33.8)	(17.7)

Assumptions used in Forecasting Model

(at 13 cpr bond expected to pay-off approx. at recast date)

Constant Prepay assumption (CPR) 4.00

CDR/Severity Assumptions Month	CDR (%)	Severity (%)	CPR Vector
1	0.00	0.00	4
5	0.00	5.00	10
24	8.00	45.00	12
34	18.00	55.00	1
40	22.00	50.00	2
45	18.00	50.00	8
64	6.00	35.00	18
100	4.00	33.00	18
360	1.00	20.00	12

Forecasting Model Derived Cum Loss Projections - Monthly

(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults / Total Cum Collateral Losses Projected (% of original face)	Actual Cum Loss / Actual	Vectored CPR / Vectored CPR PV Bond Loss=$0.0mm Collat Loss = 18.03%	Break Point 125 / Break Point Loss PV Bond Loss=$3.01mm Collat. Loss = 24.03%	Solve for Price n/a / Solve For Price PV Bond Loss=$32.0mm Collat. Loss = 46.50%	Forecast 100 / Forecast PV Bond Loss=$0.0 mm Collat. Loss = 20.61%	CDR Forecast	CDR Actual
Month							
1	0.00						
2	0.00						
3	0.00						
4	0.00						
5	0.00						
6	0.00						
7	0.00						
8	0.00						
9	0.00						
10	0.00						
11	0.00						
12	0.00					1.60	0.02
13	0.00					2.40	0.72
14	0.00					3.20	0.06
15	0.01					4.00	0.00
16	0.08					4.80	0.06
17	0.24					5.60	0.00
18	0.48	0.48	0.48		0.48	6.40	0.15
19	0.65	0.64	0.71		0.69	8.00	8.01
20	0.90	0.81	1.06		0.96	8.80	12.78
21	1.20	1.27	1.41	1.50	1.32	9.60	7.26
22	1.71	1.54	1.78	8.51	1.71	10.40	6.48
23	2.07	1.81	2.26	16.21	2.08	11.20	9.26
24	2.43	2.50	2.69	21.71	2.50	12.00	9.74
25		3.03	3.20	26.20	3.03	13.00	
26		3.57	3.97	29.90	3.57	14.00	
27		4.15	4.71	32.98	4.15	15.00	
28		4.78	5.43	35.47	4.77	16.00	
29		5.42	6.32	37.50	5.43	17.00	
30		6.10	7.18	39.21	6.11	18.00	
31		6.79	8.02	40.59	6.79	18.67	
32		7.49	8.89	41.72	7.49	19.33	
33		8.21	9.77	42.98	8.20	20.00	
34		8.93	10.65	43.42	8.92	20.67	
35		9.67	11.05	44.05	9.65	21.33	
36		10.34	12.35		10.21	22.00	
37		10.98	13.09		10.80	21.67	
38		11.52	13.75		11.47	21.33	
39		12.03	14.38		11.97	21.00	
40		12.49	14.88		12.42	20.67	
41		12.93	15.35		12.83	20.33	
42		13.29	15.81		13.23	20.00	
43		13.65	16.22		13.57	19.67	
44		13.98	16.61		13.90	19.25	
45		14.26	16.98		14.20	18.93	

Forecasted Default / Severity Curve
Forecasted Severity
CPR Vector
Forecasted CDR
Actual CDR
CDR (%)
Actual CDR
CPR Vector
Severity (%)

Cumulative Collateral Default Projections
Solve for Price
Break Point
Base Case
Vectored CPR
Cum Loss %
Month
Actual

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q2 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

GRAB Mtge MAIL

1<GO>DEL 2<GO>REPLY 3<GO>FWD 11<GO>NEXT 12<GO>PREV 99<GO>OPTIONS

2/27 13:21:20

From: ****** DELETE (HSBC SECURITIES (USA)

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..CELL 631-793-3877

52524HAA8 here is the bond thanks

Reply:

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1 16-Apr-09 12:31:18

BSABS 2007-HE2 2A2

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
073891AB7	AAA/-	B2	53.11	(11.7)

Security Descriptive Data and Performance Statistics

Collateral type	Subprime		
wala (months)	27		
actual 1 month CPR	16.22	3 Mo Avg Severity	65.77
actual 3 month CPR	16.74	6 Mo Avg Severity	67.49
actual 1 month CDR	17.02		
actual 3 month CDR	16.51		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	20.6	35.0	20.6	35.0	20.6
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	31.4	32.0	31.7	31.9	32.6
30 Day DQ	7.0	5.7	6.5	6.9	6.2
60+ DQ	46.3	45.3	45.2	43.3	42.3
Cum Losses	8.3	7.5	6.9	6.0	5.2
Price	53	56	56	57	63
G/(L)	(11.7)	(11.1)	(10.5)	(10.9)	(9.4)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 10.00 Doesn't break @ 0 cpr

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
20	30.00	50.00
40	28.00	55.00
60	30.00	60.00
80	28.00	50.00
100	25.00	45.00
360	16.00	40.00

Forecasted Default / Severity Curve
Forecasted Severity
Forecasted CDR
Actual CDR
CDR %
Severity %
CDR (%)
Actual CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly
(cumulative collateral losses to entire deal)

% of Forecast (Base Case) Defaults	Actual Cum Loss	Current Default	Break Point 235	Solve for Price n/a	Forecast 100		
Total Cum Collateral Losses Projected (% of original face)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 23.46%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 40.15%	Solve For Price PV Bond Loss=$10.5mm Collat. Loss = 55.06%	Forecast PV Bond Loss=$0.0 mm Collat. Loss = 33.03%	CDR Forecast	CDR Actual
Month							
1	0.00						
2	0.00						
3	0.00						0.00
4	0.00						0.00
5	0.00						0.00
6	0.00						0.00
7	0.00						0.20
8	0.00						0.40
9	0.15						2.17
10	0.15						5.04
11	0.23						6.82
12	0.29						5.94
13	0.40						4.10
14	0.42						5.50
15	0.54						3.10
16	0.81						6.91
17	1.38						10.45
18	1.76	1.76	1.76	1.76	1.76		9.02
19	2.20	2.23	4.99	8.35	3.40		8.86
20	2.81	2.65	6.50	11.40	4.65		13.41
21	3.74	3.05	8.13	14.31	5.76		20.42
22	4.56	3.44	9.63	16.78	6.83		16.95
23	5.17	3.82	11.06	19.14	7.84		13.25
24	5.98	4.20	12.41	21.31	8.81	31.60	18.56
25	6.65	4.57	13.71	23.33	9.73	32.00	17.47
26	7.534	4.92	14.95	25.12	10.62	32.40	12.83
27	8.25	5.27	16.14	26.79	11.46	32.80	17.02
28		5.61	17.27	28.33	12.26	33.20	
29		5.94	18.35	29.76	13.03	33.60	
30		6.27	19.38	31.63	13.76	34.00	
31		6.59	20.36	32.21	14.46	34.40	
32		6.90	21.30	33.33	15.12	34.80	
33		7.20	22.20	34.33	15.76	35.20	
34		7.49	23.06	35.21	16.37	35.60	
35		7.78	23.87	36.65	16.95	36.00	
36		8.06	24.65	36.82	17.50	36.40	
37		8.34	25.39	37.02	18.03	36.80	
38		8.61	26.10	38.17	18.53	37.20	
39		8.87	26.79	38.77	19.01	37.60	
40		9.12	27.43	39.31	19.47	38.00	
41		9.37	28.04	39.81	19.91	38.10	
42		9.62	28.63	40.27	20.32	38.20	
43		9.85	29.19	40.69	20.73	38.30	
44		10.09	29.73	41.08	21.10	38.40	
45		10.31	30.23	41.43	21.47	38.50	

Cumulative Collateral Default Projections
Solve for Price
Base Case
Cur. Default
Cum Loss %
Month
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 23.46%
Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 40.15%
Solve For Price PV Bond Loss=$10.5mm Collat. Loss = 55.06%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 33.03%

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q2 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

FFML 2006-FF12 A3
32027GAC0

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
	AAA	Aaa/*-	74.70	(10.1)

Security Descriptive Data and Performance Statistics

collateral type	Subprime arm		
wala (months)	32		
actual 1 month CPR	29.70	3 Mo Avg Severity	63.87
actual 3 month CPR	33.45	6 Mo Avg Severity	57.85
actual 1 month CDR	28.21		
actual 3 month CDR	23.51		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	40.0	40.0	40.0	40.0	40.0
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	71.4	70.6	69.5	68.3	67.6
30 Day DQ	5.4	6.3	5.4	6.5	5.4
60+ DQ	43.2	42.3	41.2	39.7	37.0
Cum Losses	7.7	6.8	5.7	4.6	4.3
Price	75	76	76	75	76
G/(L)	(10.1)	(9.6)	(8.7)	(9.3)	(8.7)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 12.00 — Doesn't break @ 0cpr

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
20	16.00	53.00
40	22.40	55.00
60	24.00	60.00
80	22.40	53.00
100	20.00	45.00
360	12.00	40.00

Forecasted Default / Severity Curve
Forecasted Severity
Forecasted CDR
Actual CDR
CDR %
Severity %
CDR (%)
Actual CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly
(cumulative collateral losses to entire deal)

% of Base Case Forecast Defaults / Total Cum Collateral Losses Projected (% of original face) — Month	Actual Cum Loss — Actual	Current Default — Current Default PV Bond Loss=$0.0mm Collat. Loss = 23.92%	Break Point n/a — Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 48.98%	Solve for Price n/a — Solve For Price PV Bond Loss=$13.4mm Collat. Loss = 50.77%	Forecast 169 — Forecast PV Bond Loss=$0.0 n/a Collat. Loss = 26.83%	CDR Forecast	CDR Actual
1	0.00						
2	0.00						0.00
3	0.00						0.00
4	0.00						0.00
5	0.00						0.00
6	0.00						0.00
7	0.01						0.21
8	0.01						0.29
9	0.03						0.35
10	0.03						0.92
11	0.05						0.75
12	0.08						3.16
13	0.12						3.21
14	0.14						1.80
15	0.19						2.40
16	0.38						6.70
17	0.52						7.87
18	0.63						3.81
19	0.79						5.65
20	0.90						4.22
21	1.11						5.16
22	1.38						6.83
23	1.66						13.34
24	2.02						13.35
25	2.59						19.66
26	3.25	3.25			3.25		20.35
27	3.97	3.90			3.89		20.84
28	4.32	4.52		4.32	4.71		13.86
29	4.94	4.93	4.95	4.99	4.90	18.88	9.05
30	5.68	5.51	10.38	10.63	5.22	19.20	33.05
31	6.76	6.07	15.38	15.79	5.80	19.52	31.17
32	7.65	6.60	19.73	20.31	6.37	19.84	28.21
33		7.11	23.51	24.25	6.94	20.16	
34		7.60	26.81	27.67	7.51	20.48	
35		8.07	29.68	30.65	8.07	20.80	
36		8.51	32.18	33.25	8.63	21.12	
37		8.94	34.35	35.51	9.18	21.44	
38		9.35	36.24	37.47	9.72	21.76	
39		9.74	37.89	39.19	10.26	22.08	
40			39.33	40.68	10.79	22.40	
41			40.57	41.97	11.31	22.48	
42			41.66	43.10	11.82	22.56	
43			42.61	44.09	12.32	22.64	
44			43.43	44.94	12.80	22.72	
45			44.15	45.69	13.27	22.80	

Cumulative Collateral Default Projections
Solve for Price
Break Point
Base Case
Cum Loss %
Month
Actual
Current Default PV Bond Loss$0.0mm Collat. Loss = 23.92%
Break Point Loss PV Bond Loss$0.0mm Collat. Loss = 48.98%
Solve For Price PV Bond Loss$13.4mm Collat. Loss = 50.77%
Forecast PV Bond Loss$0.0mm Collat. Loss = 26.83%

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q3 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

JPMAC 2007-CH1 AV5	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
46630LAU8	AAA	Aaa/*-	53.94	(9.7)

Security Descriptive Data and Performance Statistics

collateral type	Subprime arm		
wala (months)	44		
actual 1 month CPR	7.26	3 Mo Avg Severity	72.06
actual 3 month CPR	10.03	6 Mo Avg Severity	62.92
actual 1 month CDR	2.75		
actual 3 month CDR	5.35		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	20.7	20.7	20.7	20.7	20.7
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	23.9	23.6	23.1	22.8	22.4
30 Day DQ	6.8	6.6	5.7	5.7	4.0
60+ DQ	19.6	17.1	15.0	15.6	13.7
Cum Losses	1.7	1.6	1.3	1.1	1.0
Price	53	54	84	74	79
G/(L)	(9.7)	(9.5)	(9.4)	(5.4)	(4.5)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR)		8.00	Doesn't break @ 0cpr
CDR/Severity Assumptions	Month	CDR (%)	Severity (%)
	1	0.00	0.00
	20	12.00	53.00
	40	15.00	55.00
	60	18.00	63.00
	80	15.00	53.00
	100	15.00	45.00
	360	9.60	40.00

Forecasted Default / Severity Curve
CDR%
Severity %
Forecasted Severity
Forecasted CDR
Actual CDR
CDR (%)
Actual CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly

(cumulative collateral losses to entire deal)

	Actual Cum Loss	Current Default	Break Point	Solve for Price	Forecast	CDR	
% of Base Case Forecast Defaults			325	n/a	169		
Total Cum Collateral Losses Projected (% of original face)	Actual	Current Default PV Bond Loss=$0.0mm Collat. Loss = 15.74%	Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 43.39%	Solve For Price PV Bond Loss=$0.4mm Collat. Loss = 49.94%	Forecast PV Bond Loss=$0.0 n/a Collat. Loss = 33.35%		
Month						Forecast	Actual
1	0.00						
2	0.00						0.00
3	0.00						0.00
4	0.00						0.00
5	0.00						0.00
6	0.00						0.10
7	0.00						0.09
8	0.00						0.27
9	0.00						0.07
10	0.00						0.86
11	0.00						0.56
12	0.00						1.17
13	0.00						0.81
14	0.00						1.51
15	0.10						1.29
16	0.21						3.76
17	0.32	0.32	0.32	0.32	0.32		3.70
18	0.42	0.31	2.90	3.41	0.79		3.21
19	0.65	0.35	4.19	4.89	1.09		4.17
20	0.74	0.40	5.40	6.29	1.38		3.84
21	1.01	0.44	6.56	7.62	1.67		5.40
22	1.14	0.49	7.66	8.89	1.96	16.86	3.87
23	1.30	0.53	8.71	10.07	2.25	16.92	4.93
24	1.65	0.57	9.72	11.21	2.53	16.98	8.29
25	1.68	0.62	10.68	12.28	2.81	17.04	3.75
26		0.66	11.60	13.33	3.08	17.10	
27		0.70	12.47	14.32	3.35	17.16	
28		0.74	13.31	15.19	3.62	17.22	
29		0.78	14.11	16.05	3.88	17.28	
30		0.82	14.87	16.89	4.14	17.34	
31		0.86	15.60	17.67	4.40	17.40	
32		0.89	16.29	18.41	4.66	17.46	
33		0.93	16.96	19.11	4.91	17.52	
34		0.97	17.59	19.78	5.15	17.58	
35		1.00	18.20	20.42	5.40	17.64	
36		1.04	18.77	21.02	5.64	17.70	
37		1.07	19.33	21.59	5.87	17.76	
38		1.10	19.85	22.13	6.11	17.82	
39		1.14	20.36	22.64	6.34	17.88	
40		1.17	20.84	23.13	6.57	17.94	
41		1.20	21.29	23.59	6.79	18.00	
42		1.23	21.73	24.02	7.00	17.94	
43		1.27	22.15	24.44	7.21	17.88	
44		1.30	22.56	24.83	7.41	17.82	
45		1.33	22.93	25.21	7.60	17.76	

Cumulative Collateral Default Projections
Cum Loss %
Month
Solve for Price
Break Point
Base Case
Cur. Default
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 15.74%
Break Point Loss PV Bond Loss=$0.01mm Collat. Loss = 43.39%
Solve For Price PV Bond Loss=$5.0mm Collat. Loss = 49.94%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 33.35%

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q3 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

CWL 2006-20 2A2

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
12668WAC5	AAA/-	Ba3	72.92	(8.8)

Security Descriptive Data and Performance Statistics

Collateral type	2006 subprime		
loan age (months)	28		
actual 1 month CPR	12.28	3 Mo Avg Severity	63.05
actual 3 month CPR	12.03	6 Mo Avg Severity	57.90
actual 1 month CDR	8.80		
actual 3 month CDR	8.09		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	32.6	32.0	32.6	32.9	32.6
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	23.3	23.0	22.8	22.4	22.3
30 Day DQ	5.5	6.2	6.7	8.2	7.8
60+ DQ	49.6	48.3	45.8	41.5	36.3
Cum Losses	4.4	4.0	3.6	3.3	3.7
Price	73	76	73	85	87
G/(L)	(8.8)	(7.0)	(8.8)	(4.8)	(4.1)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 5.00

CDR/Severity Assumptions Month	CDR (%)	Severity (%)
1	0.00	0.00
20	16.00	59.00
40	22.40	55.00
60	24.00	60.00
80	22.40	59.00
100	20.00	45.00
360	12.00	40.00

Forecasted Default / Severity Curve
Forecasted Severity
Forecasted CDR
Actual CDR
CDR %
Severity %
CDR (%)
Actual CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Monthly

(cumulative collateral losses to entire deal)

% of Forecast (Base Case) Defaults / Total Cum Collateral Losses Projected (% of original face)	Actual Cum Loss — Actual	Current Default — Current Default PV Bond Loss=$0.0mm Collat. Loss = 28.81%	Break Point n/a — First Dollar Loss PV Bond Loss=$0.1mm Collat. Loss = 41.17%	Solve for Price n/a — Solve For Price PV Bond Loss=$3.2m Collat. Loss = 50.92%	Forecast 100 — Forecast PV Bond Loss=$0.0 mm Collat. Loss = 33.82%	CDR Forecast	CDR Actual
Month							
1	0.00						
2	0.00						
3	0.00						0.00
4	0.00						0.00
5	0.00						0.00
6	0.01						0.44
7	0.02						0.00
8	0.02						0.40
9	0.02						0.00
10	0.02						0.61
11	0.02						0.89
12	0.04						1.82
13	0.07						0.89
14	0.10						3.14
15	0.34						0.72
16	0.44						4.00
17	0.58						3.00
18	0.69						7.96
19	1.01	1.01			1.01		8.70
20	1.25	1.25			1.26		6.74
21	1.51	1.53			1.85		9.45
22	1.81	1.79			2.46		6.72
23	2.41	2.06			2.96		9.29
24	2.72	2.32	3.72	3.72	3.28		11.02
25	3.38	3.06	9.90	13.46	3.35	18.24	14.55
26	3.60	3.40	10.27	13.85	3.93	18.56	8.24
27	4.02	3.73	15.38	22.62	4.57	18.88	9.89
28	4.38	4.05	21.08	29.33	5.20	19.20	8.80
29		4.36	26.27	33.22	5.94	19.52	
30		4.67		37.63	6.47	19.84	
31		4.96			7.10	20.16	
32		5.25			7.74	20.48	
33		5.54			8.37	20.80	
34		5.81			9.00	21.12	
35		6.08			9.62	21.44	
36		6.34			10.25	21.76	
37		6.60			10.87	22.08	
38		6.85			11.49	22.40	
39					12.10	22.48	
40					12.70	22.56	
41					13.30	22.64	
42					13.88	22.72	
43					14.45		
44							
45							

Cumulative Collateral Default Projections
Solve for Price
Break Point
Base Case
Cur. Default
Cum Loss %
Month
Actual
Current Default PV Bond Loss=$0.0mm Collat. Loss = 28.81%
First Dollar Loss PV Bond Loss=$0.1mm Collat. Loss = 41.17%
Solve For Price PV Bond Loss=$3.2m Collat. Loss = 50.92%
Forecast PV Bond Loss=$0.0mm Collat. Loss = 33.82%

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q2 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

HASC 2007-WF1 M2

	S&P Rating	Moody's Rating	Market Price	Unrealized Loss
40431RAG0	CCC	C	2.43	(8.9)

Security Descriptive Data and Performance Statistics

Collateral type	Subprime Arm, Wells Fargo Orig, 15% CA		
Wale (months)	25		
Actual 1 month CPR	15.27	3 Mo Avg Severity	42.20
Actual 3 month CPR	12.99	6 Mo Avg Severity	38.06
Actual 1 month CDR	9.27		
Actual 3 month CDR	7.63		

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	9.2	9.2	9.2	9.2	9.2
Factor	1.00	1.00	1.00	1.00	1.00
Credit Enhancement	13.8	12.8	13.3	13.2	12.0
30 Day DQ	6.2	7.3	7.9	7.3	5.7
60+ DQ	33.9	31.7	28.6	26.9	25.0
Cum Losses	2.8	2.3	2.1	1.8	1.5
Price	2	1	1	5	16
G(L)	(8.0)	(8.1)	(8.1)	(8.9)	(5.2)

Assumptions used in Forecasting Model

Constant Prepay assumption (CPR) 5.00 — Doesn't break @ 0cpr

CDR/Severity Assumptions Month	CDR (%)	Severity (%)	Break Point CDR		Stress CDR
1	0.00	0.63	0	1	0
16	3.35	40.63	3.010	16	3.35
20	6.00	50.63	5.40	20	6
26	18.00	60.63	15.46	26	24
60	18.00	45.63	17.20	60	20
360	8.00	40.63	8.04	90	16
				100	14
				190	12
				200	8

Forecasted Default / Severity Curve
Stress CDR
Forecasted Severity
Actual CDR
Forecasted CDR
CDR %
Severity %
CDR (%)
Actual CDR
Stress CDR
Severity (%)

Forecasting Model Derived Cum Loss Projections - Mo -5.963013403 0
(cumulative collateral losses to entire deal) (95.1%) 0.63

% of Base Case Forecast Defaults	Actual Cum Loss	Stress CDR		Break Point 100		Forecast 100		
Total Cum Collateral Losses Projected (% of original face)	Actual	Stress Loss=$8.96mm 37.24%	PV Bond Collat. Loss =	Break Point Loss PV Bond Loss=$8.31mm Collat. Loss = 30.73%		Forecast PV Bond Loss=$8.0m in Collat. Loss = 29.80%		CDR
Implied Price			$3.87			$100.49		
Month							Forecast	Actual
1								
2	0.00							
3	0.00							
4	0.00							
5	0.00							
6	0.00						0.00	0.00
7	0.00						0.00	0.00
8	0.00						0.00	0.00
9	0.00						1.01	0.00
10	0.00						2.03	0.00
11	0.00						2.25	9.1
12	0.00						2.47	6.20
13	0.00						2.69	6.29
14	0.00						2.91	3.10
15	0.13						3.13	1.53
16	0.28						3.35	0.30
17	0.48						4.02	3.24
18	0.68						4.68	6.21
19	1.03			1.03		1.00	5.34	4.87
20	1.17			1.22		1.21	6.00	4.36
21	1.52			1.47		1.42	6.75	11.42
22	1.78			1.79		1.76	7.50	6.89
23	2.08			2.08		2.04	8.25	7.07
24	2.30			2.40		2.33	9.00	6.60
25	2.75		2.75	2.76		2.64	9.75	9.27
26			3.22	3.13		3.16	10.50	
27			3.74	3.53		3.47	11.25	
28			4.21	3.96		3.86	12.00	
29			4.92	4.42		4.29	12.75	
30			5.59	4.91		4.74	13.50	
31			6.21	5.42		5.22	14.25	
32			7.02	5.96		5.72	15.00	
33			7.88	6.53		6.25	15.75	
34			8.74	7.13		6.80	16.50	
35			9.64	7.75		7.37	17.25	
36			10.59	8.39		7.97	18.00	
37			11.57	9.06		8.59	17.92	
38			12.61	9.78		9.19	17.83	
39			13.42	10.32		9.76	17.75	
40			14.28	10.91		10.32	17.67	
41			15.10	11.48		10.85	17.58	
42			15.89	12.03		11.37	17.50	
43			16.65	12.56		11.86	17.42	
44			17.27	13.07		12.34	17.33	
45			18.03	13.56		12.80	17.25	

Solve for Price

Cumulative Collateral Default Projections
Stress
Break Point
Base Case
Cum Loss %
Month
Actual
Stress PV Bond Loss=$8.96mm Collat. Loss = 37.24%
Break Point Loss PV Bond Loss=$8.31mm Collat. Loss = 30.73%
Forecast PV Bond Loss=$8.0mm Collat. Loss = 29.80%

Definitions and Commentary

CPR: annualized monthly prepayment rate
CDR: annualized monthly default rate
Severity: loss percentage given default
Forecast: base case projection, assuming weak housing and economic conditions persisting into Q2 2010.
Break Point: percentage of base case default curve that would create a $1 principal loss to our tranche, holding prepayments and severity constant at base case levels.
Solve for Price: percentage of base case default curve that would create an amount of principal loss to our tranche equal to the current mark to market loss, holding prepayments and severity constant at base case levels.
Current Default: Scenario in which the current 3 month average cpr and cdr rates are held constant for the remainder of the deal.

43710DAR3

HEMT 2007-2 2A1F Home Equity Mortgage Loan Trust (Credit Suisse)

Moody's B3 (Downgraded from Aaa 6/18/08)
S&P BBB+ (Downgraded from AAA 6/5/08)

	Mar-09	Feb-09	Jan-09	Dec-08	Nov-08
Current Face ($mm)	20.3	21.4	22.6	23.5	24.4
Factor	0.51	0.54	0.57	0.59	0.61
Credit Enhancement	MBIA Insured				
30 Day DQ	7.0	7.3	7.6	7.5	6.5
60+ DQ	18.8	17.8	16.3	14.4	13.3
Cum Losses	41.8	39.4	36.8	34.8	32.3
Market Price	45	46	46	46	46
Market G/(L)	(11.2)	(11.8)	(12.2)	(12.7)	(13.2)

	Actual	Forecast	First $ Loss	Stress	Solve for Price
PV Bond Loss (% of Orig. Bal.)		(38.34)	(0.07)	(43.35)	(38.66)
PV Bond Loss ($mm)		(15.34)	(0.03)	(17.34)	(15.47)
Months Until Interest Shortfalls Begin		60	329	44	58

HEMT 2007-2 2A1F
Cumulative Collateral Losses
Collateral Loss (% of Orig. Balance)
Loan Age (months)
Actual
Stress
Forecast
Solve for Price
PV Bond
Loss=$15.47mm
First $ Loss

Appendix 3

Northern Trust Corporation	Subject:	1.00	Assets
Corporate Controller’s Manual	Bulletin No:	1.20.02	Investment Security Impairment

Policy Scope:

The guidance in this Bulletin is applicable for investments in debt and equity securities that are within the scope of FASB Statement No. 115.

Impairment Definitions and Policy Overview

An investment is considered to be impaired if the fair value of the investment is less than its cost at the balance sheet date of the reporting period for which impairment is assessed.1

For individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. For example, if it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary impairment (OTTI) is considered to have occurred. It must be noted that an other-than-temporary impairment is not defined as being equivalent to a permanent impairment and does not preclude the possibility of an ultimate recovery.2

If the decline in fair value below the carrying balance of a security is judged to be OTTI, the cost basis of the individual security is to be written down to its fair value as its new cost basis and the amount of the write-down will be included in earnings (that is, accounted for as a realized loss). The new cost basis will not be changed for subsequent recoveries in fair value. Subsequent increases or decreases in the fair value of available-for-sale securities will be included in the separate component of equity, net of deferred taxes, consistent with the accounting per item C.5.b of Bulletin No: 1.20.01 Investments In Securities General Policies. (FASB 115, paragraph 16) The measurement of impairment can not include partial recoveries subsequent to the balance sheet date.

Sufficient evidence must exist to support a realizable value equal to or greater than the carrying value of the investment. Otherwise, a write-down accounted for as a realized loss should be recorded and recognized in the determination of net income of the period in which it occurs. Any discount or reduced premium recorded for a debt security, based on the new cost basis, is amortized prospectively over the remaining life of the security based on estimates of the amount and timing of future cash flows.

Reviews of available-for-sale and held-to-maturity security investments for potential OTTI will be performed at least quarterly.

[1]	FSP 115-1, ph 7.
[2]	FSP 115-1, ph 13

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Corporate Controller’s Manual	Bulletin No:	1.20.02	Investment Security Impairment

The Corporate Accounting Policy & Research department should be informed of, and consulted with regarding, potential other-than-temporary impairment.

Identifying a Decline in Value that is Other than Temporary

An impairment is recognized as other-than-temporary when a debt or equity security is impaired due to credit or market events or when a debt security is materially impaired (i.e., based upon severity and duration of its unrealized loss) due to interest rate movements, such that a recovery is not expected to occur prior to sale or maturity of the security.

Certain factors may indicate that a decrease in value of a marketable security has occurred which is other than temporary. These factors include, but are not limited to the following:

1.	The duration and severity of an unrealized loss; i.e. the length of time and the extent to which the market value has been less than cost.

2.	Suspension of trading of the security

3.	Recommendations of investment advisors

4.	Absence of an ability to recover the carrying amount of the investment

5.	Inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment

6.	Bankruptcy or distress of the investee

7.	The near-term prospects of the investee, including any specific events which may influence the operations of the investee such as changes in technology that may impair the earnings potential of the investment, failure to meet R&D goals, market position or financial metrics, or the discontinuance of a segment of the business that may affect the future earnings potential

8.	The financial position and key financial indicators of the investee, including a going concern qualification in the independent auditors’ report, significant losses in the current year or current and prior years, continued losses, loan covenant violations, changes in asset quality, liquidity, change in key management personnel, or other significant changes

9.	Forecasts of economic and market or industry trends

10.	Changes in tax laws, regulations, or other governmental policies significantly affecting the investee.

Policy and Procedures Regarding Security Impairment Reviews and Determinations

Using valuation information prepared by Northern Trust’s Treasury department, a monthly Watch List of securities meeting the following thresholds is created by Treasury.

1.	an unrealized loss position in excess of 10% of current book value for six consecutive months or longer,

2.	any unrealized loss in excess of 50% of book value regardless of duration, or

Reviewed: 2008	2	Revised: 2008

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Corporate Controller’s Manual	Bulletin No:	1.20.02	Investment Security Impairment

3.	management judgment based on the existence of factors which indicate an other than temporary impairment may reasonably be considered to exist.

Based on Northern Trust’s current investment portfolio strategy, including the relatively short duration of the securities portfolio, the above quantitative thresholds for Watch List inclusion are considered reasonable. However, these thresholds are required to be reassessed in the event a substantive change in the characteristics of the investment portfolio is considered to have occurred.

In applying judgment to an assessment of potential impairment and determination of Watch List inclusion, it must be stressed that a decline in fair value less than 10% or for less than six months does not provide assurance that a security is not other than temporarily impaired. For any security (debt or equity) for which security-specific events have become known to management which indicate an other than temporary impairment may reasonably be considered to exist, such security is required to be placed on the security Watch List. Refer to the factors discussed in the section Identifying a Decline in Value that is Other than Temporary above.

Unless facts and/or circumstances clearly indicate otherwise, there will be a presumption that an impairment of investment securities not meeting the above criteria is temporary in nature.

For each security on the Watch List, an analysis is to be performed by Credit Policy to assist management in determining whether or not the unrealized loss can be deemed recoverable (i.e. evidence exists to support a realizable value equal to or greater than the carrying value of the investment). This analysis may vary based on the type of security and the specific credit events in question but is typically focused on developing an expectation as to the future performance of the security based on current and forecasted market conditions, historical default rates, and assessments as to other relevant factors, including those noted in the section Identifying a Decline in Value that is Other than Temporary above. All available relevant information regarding a Watch List security should be considered in management’s assessment as to recoverability.

The security Watch List and the analyses performed by Credit Policy are presented to and reviewed by the Corporation’s Asset Liability Committee (ALCO) which concludes on whether the Watch List securities are believed to be other-than-temporarily impaired. For debt securities not considered other-than-temporarily impaired due to an expectation of ultimate recovery, ALCO also concludes as to whether or not management has the intent and ability to hold the securities until a recovery, which could be maturity. The conclusions of ALCO are documented within the minutes of the meeting.

Reviewed: 2008	3	Revised: 2008

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Corporate Controller’s Manual	Bulletin No:	1.20.02	Investment Security Impairment

Accounting for Other Than Temporary Impairment of Debt and Equity Securities

Initial Accounting for OTTI

If it is determined that an investment security has experienced a decline in value which is other than temporary, an OTTI loss is recognized in Securities Gains / Losses equal to the entire difference between the investment’s cost and its estimated fair value as of the balance sheet date of the reporting period in which the assessment was made (e.g. an OTTI determination resulting from an assessment in July would be adjusted for as of July 31st). This estimated fair value becomes the security’s new cost basis; the measurement of impairment is not to include partial recoveries, if any, subsequent to the balance sheet date.

As trading securities are required to be marked-to-market through the income statement, separate recognition of OTTI is generally not required for these securities. Additionally, if a security has been designated as the hedged item in a fair value hedge, the security’s amortized cost basis will reflect the effect of the adjustments of its carrying amount made per Northern Trust’s policy on accounting for derivatives and no further adjustment is required.

Accounting Subsequent to the Recognition of OTTI

An other-than-temporarily impaired security’s new cost basis is not to be changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities shall be included in other comprehensive income; subsequent decreases in fair value deemed to be temporary shall also be included in other comprehensive income.

For debt securities, the investment will be accounted for as if it had been purchased on the measurement date of the OTTI. Any discount or reduced premium recorded for the security, based on the new cost basis, should be amortized prospectively over the remaining useful life of the debt security (based on the amount and timing of future estimated cash flows). 3

EITF 99-20: Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets

Specific accounting requirements exist relating to the review and accounting for OTTI of beneficial interests in securitized financial assets. A debt security is within the scope of EITF 99-20 if is a retained or purchased beneficial interest in a securitized financial asset that, among other things, is not considered to be of high credit quality at the date of acquisition. The SEC staff directly addressed the meaning of “high credit quality” by providing the following guidance: “Accordingly, the staff believes that only beneficial interests rated AA or better should be deemed to be of ‘high credit quality’ for purposes of applying the scope language of Issue 99-20”.4

[3]	FSP 115-1, paragraph 16
[4]	December 2003 SEC speech (John M. James)

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Corporate Controller’s Manual	Bulletin No:	1.20.02	Investment Security Impairment

Management has interpreted EITF 99-20 to require only a one time assessment, at the date of acquisition, to determine whether a beneficial interest is within its scope. Management’s policy is to not reassess the applicability of EITF 99-20 post- acquisition based on subsequent events.

Current Corporate ALCO guidelines indicate that the Corporation will only purchase asset-backed securities rated AA- or better. As of the date of this policy, management notes that there are no asset backed securities within the portfolio which had a rating of less than AA at purchase. As such, there are no securities deemed to be in the scope of EITF 99-20 for purposes of impairment analysis. Management will continue to review the portfolio and in the event that assets are purchased into the portfolio with a rating below AA- the following guidance will be applied.

A debt security within the scope of EITF 99-20 is considered OTTI if its fair value is below cost and an adverse change in estimated cash flows has occurred, regardless of whether the holder has the positive ability and intent to hold that security to recovery. EITF 99-20 requires a holder of a debt security to continually update the estimated cash flows of the security over its remaining life for income recognition and impairment purposes. The estimate of cash flows is based on the holder’s estimate of cash flows that a market participant would use in determining the fair value of a security. An adverse change in estimated cash flows occurs if the present value of the original cash flows estimated as of the initial transaction date is greater than the present value of the current estimated cash flows.

Reviewed: 2008	5	Revised: 2008